Form 10-K405, Exhibit 13
period 1997-01-31
SYSTEMSOFT CORP
filed 1997-05-01
CIK 889987

                                                                    Exhibit 13.1

              PORTIONS OF THE 1997 ANNUAL REPORT TO STOCKHOLDERS

                            SYSTEMSOFT CORPORATION
                     MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATION

CAUTIONARY STATEMENTS

The Private Securities Litigation Reform Act of 1995 contains certain safe harbors regarding forward-looking statements. From time to time, information provided by the Company or statements made by its directors, officers or employees may contain "forward-looking" information which involves risks and uncertainties. Actual results may differ materially.

Statements indicating that the Company "expects," "estimates," "believes," "is planning," or "plans to," are forward-looking, as are other statements concerning future financial results, product offerings or other events that have not yet occurred. There are several important factors, including those identified in the heading "Factors That May Affect Future Results" as well as factors discussed elsewhere in this report and in the Company's other reports filed with the Securities and Exchange Commission, including the Company's Annual Report on Form 10-K for fiscal 1997, which could cause actual results or events to differ materially from those anticipated by the forward-looking statements. Although the Company has sought to identify the most significant risks to its business, the Company cannot predict whether, or to what extent, any of such risks may be realized nor can there be any assurance that the Company has identified all possible issues which the Company might face.

BUSINESS OVERVIEW

The Company derives its revenues primarily from software license fees, engineering services and related party revenues. Software license fees include fees paid by OEMs for source code rights, typically a one-time fee, and royalty fees paid by OEMs for reproduction and distribution of the Company's object code. Engineering services are fees paid for customization of the Company's software to the unique specifications, features sets and requirements of customers. Related party revenues represent engineering, sales and marketing and support services performed for Intel Corporation. Gross profits will vary in any period depending on factors such as the timing of new product introductions, significant new license agreements, revenue mix, domestic versus international revenues and the nature of activities being performed for Intel Corporation.

CORPORATE INFORMATION

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, certain financial data as a percentage of total revenues (except cost of revenues items, which are set forth as a percentage of the corresponding revenue items):

---------------------------------------------------------------------------------------
                                                  1997          1996          1995
---------------------------------------------------------------------------------------
Revenue:
     Software license fees                        72.4%         66.1%         67.0%
     Engineering services                         21.2          23.8          17.6
     Related party                                 6.4          10.1          15.4
---------------------------------------------------------------------------------------
Total revenues                                   100.0         100.0         100.0
---------------------------------------------------------------------------------------
Cost of revenues:
     Software licenses fees                        8.4           5.8          12.8
     Engineering services                         43.6          37.5          38.0
     Related party                                39.1          51.3          75.1
---------------------------------------------------------------------------------------
Total cost of revenues                            17.8          17.9          26.8
---------------------------------------------------------------------------------------
Gross profit                                      82.2          82.1          73.2
Operating expenses:
     Research and development                     21.2          20.8          16.1
     Sales and marketing                          28.9          31.1          33.0
     General and administrative                    8.8          11.1          12.2
     Acquired in-process R&D and other charges   117.1            -             -
---------------------------------------------------------------------------------------
Total operating expenses                         176.0          63.0          61.3
---------------------------------------------------------------------------------------
Income (Loss) from operations                    (93.8)         19.1          11.9

Interest income                                    1.0           2.3           1.9
Interest expense                                    -             -           (0.1)
Foreign exchange loss                             (0.3)         (0.4)           -
---------------------------------------------------------------------------------------
Income (Loss) before provision for income taxes  (93.1)         21.0          13.7
Provision for income taxes                         1.8           6.4           0.8
---------------------------------------------------------------------------------------
Net income (Loss)                                (94.9)%        14.6%         12.9%
=======================================================================================

ACQUIRED IN-PROCESS R&D AND OTHER CHARGES
On December 19, 1996, the Company acquired Radish, a developer of advanced telecommunications software, by means of a merger of a wholly owned subsidiary of the Company and Radish. The Company issued approximately 2,038,000 shares of common stock and cash in exchange for all the outstanding shares of Radish. The purchase price of $41,317,000 was comprised of common stock and options valued at $37,862,000, cash paid of $367,000, liabilities assumed of $951,000 and transaction costs of $2,137,000. The acquisition was accounted for under the purchase method resulting in purchase price allocation of $5,198,000 to assets acquired (primarily cash and equipment) and $36,119,000 to in-process technology. In connection with this acquisition the Company performed an assessment of the value of the acquired technology and made a determination that the requirements for capitalization had not been met resulting in the charge. The Company plans to incur significant efforts during fiscal 1998 to further develop and integrate this acquired technology with the Company's technology to work together as one seamless product. In addition, the Company reassessed its existing purchased and capitalized technology based upon its revised technology and product strategies resulting from the Radish acquisition. This evaluation resulted in a write off of $2,398,000 of previously capitalized and purchased software costs. In connection with the acquisition, the Company issued warrants valued at $3,771,000 to a strategic partner of Radish. The results of Radish are included in the consolidated financial statements from the date of acquisition. Excluding the charges, income from operations would have been $9,242,000 or 23% of revenue versus $4,708,000 or 19% of revenue for fiscal 1997 and 1996, respectively. Net income excluding the charges would have been $6,441,000 or 16% of revenue versus $3,591,000 or 15% of revenue for fiscal 1997 and 1996, respectively.

Comparison of Fiscal Years Ended January 31, 1997 and 1996

Revenues. Revenues were $39,668,000 and $24,589,000 for fiscal 1997 and 1996, respectively, an increase of approximately 61%. Software license fees increased to $28,724,000 from $16,255,000 or approximately 77%. This increase was primarily due to software license fees on the Company's new call avoidance products as well as an increase in the software license fees for BIOS, PC Card and Universal Serial Bus ("USB") products. Certain contracts include fixed royalty fees for various time periods in lieu of royalties on a per unit basis. Revenues attributable to such fees, which are included in software license fees, were $2,150,000 and $2,714,000 for fiscal 1997 and 1996, respectively. Although such contracts provide for fixed payments to be made at specified time periods, the timing or amount of such payments may be renegotiated as a matter of business practice. The fixed royalties recognized as a result of renegotiated contract terms were not material in fiscal 1997 and 1996. Engineering services increased to $8,419,000 from $5,851,000 or approximately 44% due to engineering services related to a contract to develop call-avoidance software products, as well as growth in the mobile computing market engineering services. Related party revenues, consisting of engineering, sales and marketing and support services performed for Intel Corporation ("Intel") under a Development and License Agreement, as amended, (the "Intel Agreement") and other engineering services contracts, increased to $2,525,000 from $2,483,000 or approximately 2%. Revenues generated under the Intel Agreement were $1,875,000 and $2,235,000 for fiscal 1997 and 1996, respectively. The Company also enters into separate contracts to provide software licenses and engineering services to Intel. Revenues generated under such contracts, which are included in related party revenues, were $650,000 and $248,000 for fiscal 1997 and 1996, respectively.

Cost of Revenues. Cost of revenues was $7,073,000 and $4,403,000 for fiscal 1997 and 1996, respectively. Cost of revenues consists primarily of amortization of software development costs and purchased software, royalties and engineering costs associated with engineering services revenues. Cost of revenues as a percentage of revenues remained constant at 18% for the fiscal years ended January 31, 1997 and 1996. Cost of software license fees as a percentage of software license fees revenues increased to 8% from 6% primarily due to increases in royalties resulting from an increase in revenue subject to royalties and amortization of purchased software and software development costs. Cost of engineering services increased as a percentage of engineering service revenues to 44% from 38%, primarily due to variability in the timing of revenue as contract milestones are met. Cost of related party revenues as a percentage of related party revenues decreased to 39% from 51%, due to a decrease in engineering and sales and marketing costs incurred in performing services under the Intel Agreement as well as certain personnel costs being included in Research and Development under the Intel Agreement, as amended.

Research and Development. Research and development expenses, consisting primarily of payroll and related expenses, were $8,392,000 and $5,112,000, net of capitalized development costs of $2,116,000 and $1,206,000, for fiscal 1997 and 1996, respectively, an increase of approximately 64%. The increase in expenses resulted primarily from staff additions. Research and development expenses as a percentage of revenues were 21% in both periods. Included in Research and Development are costs associated with certain work performed under the Intel Agreement.

Sales and Marketing. Sales and marketing expenses, consisting primarily of payroll and related expenses, costs of marketing programs and events, sales commissions to internal sales personnel and independent manufacturers' representatives and travel costs, were $11,462,000 and $7,647,000 for fiscal 1997 and 1996, respectively, an increase of approximately 50%. The increase was primarily due to staff additions, increased costs of marketing programs and events and additional travel costs. Sales and marketing expenses as a percentage of revenues decreased to 29% from 31% due to the substantial relative increase in revenues.

General and Administrative. General and administrative expenses, consisting primarily of payroll and related expenses, provision for doubtful accounts and professional fees, were $3,499,000 and $2,719,000 for fiscal 1997 and 1996, respectively, an increase of approximately 29%. The increase was primarily due to staff additions and an increase in the provision for doubtful accounts. General and administrative expenses as a percentage of revenues decreased to 9% from 11% due to the substantial relative increase in revenues.

Provision for Income Taxes. Provision for income taxes was $692,000 and $1,585,000 for fiscal 1997 and 1996, respectively. The Company recorded a tax provision in fiscal 1997 while incurring a net loss due to expenses incurred in connection with the Radish acquisition that were recorded for financial statement purposes but not for tax purposes. In fiscal 1997 and 1996, the Company was able to reduce its federal tax liability through the utilization of certain tax credits. The provision for income taxes in both periods includes foreign tax withheld on customers' payments to the Company for revenues originating in Taiwan and Japan. In connection with the acquisition of Radish, the Company acquired $12,100,000 of net operating loss carryforwards which will expire on various dates beginning in fiscal 2007. The Company has placed a full valuation allowance against the acquired net operating loss carryforwards based on management's judgment that it is more likely than not that the net operating loss carryforwards will not be utilized based on the limitations on their use.

Comparison of Fiscal Years Ended January 31, 1996 and 1995

Revenues. Revenues were $24,589,000 and $15,691,000 for fiscal 1996 and 1995, respectively, an increase of approximately 57%. Software license fees increased to $16,255,000 from $10,513,000, or approximately 55%. This increase was primarily attributable to the increase in both PC Card and mobile computer software license fees. Certain contracts include fixed royalty fees for various time periods in lieu of royalties on a per unit basis. Revenues attributable to such fees, which are included in software license fees, were $2,714,000 and $1,892,000 in fiscal 1996 and 1995, respectively. Although such contracts provide for fixed payments to be made at specified time periods, the timing or amount of such payments may be renegotiated as a matter of business practice. The fixed royalties recognized as a result of renegotiated contract terms were not material in fiscal 1996 and 1995. Engineering services increased to $5,851,000 from $2,758,000, or approximately 112%, primarily due to engineering services related to a significant new contract to develop call-avoidance software products as well as growth in the mobile computing market and PC Card engineering services. Related party revenues increased to $2,483,000 from $2,419,000. Revenues generated under the Intel Agreement were $2,235,000 and $2,280,000 for fiscal 1996 and 1995, respectively.

Cost of Revenues. Cost of revenues was $4,403,000 and $4,210,000 in fiscal 1996 and 1995, respectively. Cost of revenues as a percentage of revenues decreased to 18% from 27% in fiscal 1996 and 1995, respectively, primarily as a result of a decrease in the cost of providing services under the Intel Agreement, a decrease in the software amortization costs, and substantial relative increase in revenues. Cost of software license fees as a percentage of software license fees revenues decreased to 6% from 13% due to a decrease in amortization of software development costs and substantial relative increase in revenues. Cost of engineering services as a percentage of engineering service revenues remained constant at 38% in fiscal 1996 and 1995. Cost of related party expenses as a percentage of related party revenues decreased to 51% from 75% due to a decrease in engineering and sales and marketing costs incurred in performing services under the Intel Agreement. Included in cost of related party expenses for fiscal 1996 and 1995 were engineering and sales and marketing expenses relating to the Intel Agreement of $1,223,000 and $1,789,000, respectively.

Research and Development. Research and development expenses were $5,112,000 and $2,528,000, net of capitalized software development costs of $1,206,000 and $602,000, in fiscal 1996 and 1995, respectively, an increase of approximately 102%. This increase was primarily attributable to an increase in payroll and related expenses as a result of staff additions. Research and development expenses as a percentage of revenues increased to 21% from 16% due to the staff additions mentioned above. Included in research and development are costs associated with certain work done under the Intel Agreement.

Sales and Marketing. Sales and marketing expenses were $7,647,000 and $5,184,000 in fiscal 1996 and 1995, respectively, an increase of approximately 48%. The increase was primarily due to staff additions, increased spending on marketing programs and sales commissions resulting from the increased level of revenue. Sales and marketing expenses as a percentage of revenues decreased to 31% from 33%, due primarily to the substantial relative increase in revenues.

General and Administrative. General and administrative expenses were $2,719,000 and $1,906,000 in fiscal 1996 and 1995, respectively, an increase of approximately 43%. The increase was primarily due to increased professional fees and travel expenses. General and administrative expenses as a percentage of revenues decreased to 11% from 12% due to absolute expenses increasing at a rate less than the rate of increase in revenues.

Provision for Income Taxes. Provision for income taxes was $1,585,000 and $126,000 in fiscal 1996 and 1995, respectively. For fiscal 1996, the Company was able to reduce its federal tax liability through the utilization of certain tax credits. For fiscal 1995, the Company was able to reduce its federal tax liability from a one-time income tax benefit primarily consisting of the reversal of a valuation allowance of $1,315,000 related to deferred tax assets and through the utilization of net operating loss carryforwards. The provision for income taxes in both periods includes foreign tax withheld on customers' payments to the Company for revenues originating in Taiwan and Japan.

LIQUIDITY AND CAPITAL RESOURCES

To date, SystemSoft has financed its operations primarily from cash provided by operations and proceeds from stock issuances. As of January 31, 1997, the Company had cash and cash equivalents and marketable securities of $10,909,000, restricted cash of $1,000,000 related to a letter of credit issued to the lessor of the Company's future offices, and working capital of $25,105,000. The Company's operating activities used cash of $800,000 for fiscal 1997. Included in operating activities are payments of $4,168,000 for costs incurred to terminate certain foreign representative relationships and a minority interest equity participation agreement. The Company's investing activities used cash of $1,491,000 in fiscal 1997, net of cash acquired of $4,248,000 from the purchase of Radish. The principal uses of cash for investing activities in fiscal 1997 were the purchase of property and equipment of $3,263,000, purchased software of $3,219,000 and software development costs of $2,116,000. During fiscal 1997, the Company's financing activities have provided cash of $5,693,000, due to the exercise of stock options and purchases of stock under the Company's employee stock purchase plan.

As of January 31, 1997, the Company's principal commitments consisted primarily of office leases for its facilities. These leases, which are under non-cancelable operating lease agreements, expire on various dates through fiscal year 2012. The minimum annual rental commitment under these leases for fiscal 1998 are $2,306,000.

In connection with the February 28, 1997 termination of the Software Development and License Agreement (the "Original Agreement") with Digital Equipment Corporation ("DEC"), the Company will provide DEC certain license privileges and guarantee payments of $6,750,000 in lieu of future royalties which would have been paid over the life of the call avoidance software products. The guaranteed payments shall include cash payments of $5,500,000 to be paid at various dates during fiscal 1998 and $1,250,000 to be offset against amounts owed to the Company. The Company is expensing these amounts commencing in fiscal 1998 based on the royalty rates negotiated in the Original Agreement.

The Company believes that its current cash balances combined with cash flow from operations will be sufficient to meet its working capital and capital expenditure requirements through at least the next twelve months. In the event the Company requires additional financing the Company believes that it would be able to obtain such financing; however, there can be no assurance that it would be successful in doing so, or that it could do so on terms favorable to the Company.

FACTORS THAT MAY AFFECT FUTURE RESULTS

The Company's future results are subject to substantial risks and uncertainties. Revenue growth rates experienced by the Company to date may not be indicative of future growth rates and there can be no assurance that the Company will remain profitable in the future. The market for the Company's system-level and call-avoidance software is characterized by rapidly changing technology, evolving industry standards and frequent new product introductions. The Company's future success will depend upon its ability to enhance its current software and to develop and introduce new software which keeps pace with technological developments and evolving industry standards as well as to respond to changes in customer requirements.

The Company believes that future results of operations, both annually and quarterly, may fluctuate significantly based upon numerous factors including the timing of new product introductions, product mix, activities of competitors and the ability of the Company to penetrate new markets. The volume and timing of new contracts could have a significant impact on operating results for a particular quarter and may result in unanticipated quarterly earnings, shortfalls or losses. In such an event, the price of the Company's Common Stock would likely be materially adversely affected. In addition, broad stock market fluctuations may adversely affect the market price of the Company's Common Stock.

The successful integration of the Company and Radish is important to the future financial performance of the combined enterprise. There can be no assurance that the Company will be able to successfully integrate Radish and its services and products into the Company's operations. The Company's ability to manage its staff and facilities growth effectively will require it to continue to improve its operational, financial, and other internal systems, and to train, motivate and manage its employees. If the Company's management is unable to manage growth effectively and new employees are unable to achieve performance levels, the Company's results of operations could be adversely affected. Competition for qualified sales, technical and other qualified personnel is intense, and there can be no assurance that the Company will be able to attract, assimilate or retain additional highly qualified employees in the future.

The Company may confront new competitors as it introduces new products and expands into new markets. Certain current and potential competitors of the Company are more established, benefit from greater market recognition and have substantially greater financial, development and marketing resources than the Company. Competitive pressures or other factors, including entry into new markets, may result in unit royalty erosion that could have a material adverse effect on the Company's results of operations. The Company believes that its success to date has been largely dependent on the adoption of its software by key participants in the PC industry the loss of which could adversely affect the Company's product development efforts. The Company has historically relied on a limited number of customers for a majority of its revenues. Accordingly, the loss of any significant customer could have a material adverse effect on the Company's business and financial condition.

The Company has international revenues that are subject to a number of risks including the enforcement of agreements, difficulty in collecting receivables, withholding taxes, changes in product demand due to fluctuations in exchange rates and currency value fluctuations due to revenues generated in the local currency in Japan. The Company regards its software as proprietary and attempts to protect it with a combination of patent, copyright, trademark and trade secret laws, employee and third-party nondisclosure agreements. There can be no assurance that the protections put in place by the Company will be adequate.

Selected Consolidated Five-Year Financial Data

                                                                                   Years Ended January 31,
------------------------------------------------------------------------------------------------------------------------------------
In thousands, except per share data (4)                          1997           1996           1995           1994          1993
------------------------------------------------------------------------------------------------------------------------------------
Total revenues                                                 $39,668        $24,589        $15,691        $ 9,154       $ 6,290
Gross profit                                                    32,595         20,186         11,481          6,185         3,788
Acquired in process R&D and other charges                       46,456            -              -              -             -
Net income (loss)    (1)                                       (37,641)         3,591          2,026            230        (2,592)
Net income (loss) per common share   (1), (2), (5)               (1.70)          0.16           0.11           0.01         (0.23)
Weighted average number of common and common
equivalent shares  (1), (2), (5)                                22,207          2,742         19,166         15,382        11,286
Total assets                                                   $40,751        $26,952        $21,211        $ 7,394       $ 3,819
Notes payable                                                      -              -              -               60           184
Redeemable convertible preferred stock and warrant               3,771            -              -           12,581         8,657


Selected Consolidated Quarterly Financial Data (unaudited)

------------------------------------------------------------------------------------------------------------------------------------
1997 Quarter Ended                                             April 30,      July 31,      October 31,   January 31,   Year Ended
In thousands, except per share data                              1996           1996           1996          1997          1997
------------------------------------------------------------------------------------------------------------------------------------
Total revenues                                                 $ 8,050        $ 9,291        $10,308        $12,019       $39,668
Gross profit                                                     6,680          7,555          8,213         10,147        32,595
Income (loss) from operations                                    1,890          2,207          2,523        (43,834)      (37,214)
Income (loss) before income taxes                                1,966          2,290          2,619        (43,824)      (36,949)
Provision (benefit) for income taxes                               688            801            917         (1,714)          692
Net income (loss)    (1)                                         1,278          1,489          1,702        (42,110)      (37,641)
Net income (loss) per common share   (1), (2)                  $  0.06        $  0.06        $  0.07        $ (1.89)      $ (1.70)
Common stock price per share   (3)
High                                                           $ 14.25        $ 30.38        $ 36.50        $ 29.75       $ 36.50
Low                                                            $  5.38        $ 12.00        $ 17.50        $ 10.25       $  5.38

------------------------------------------------------------------------------------------------------------------------------------
1996 Quarter Ended                                             April 30,      July 31,      October 31,   January 31,   Year Ended
In thousands, except per share data  (4)                         1995           1995           1995          1996          1996
------------------------------------------------------------------------------------------------------------------------------------
Total revenues                                                 $ 5,181        $ 5,898        $ 6,189        $ 7,321       $24,589
Gross profit                                                     4,250          4,647          5,086          6,203        20,186
Income from operations                                             882          1,187          1,146          1,493         4,708
Income before income taxes                                       1,035          1,333          1,270          1,538         5,176
Provision for income taxes                                         390            466            444            285         1,585
Net income                                                         645            867            826          1,253         3,591
Net income per common share (2)                                $  0.03        $  0.04        $  0.04        $  0.05       $  0.16
Common stock price per share (3)
High                                                           $  6.63        $  9.06        $  8.88        $  8.25       $  9.06
Low                                                            $  3.63        $  5.25        $  5.75        $  4.38       $  3.63

    (1) For fiscal 1997, net loss and net loss per common share reflects a charge for acquired in-process R&D and other charges in the amount of $46,456 or $1.96 per common share.
    (2) On June 19, 1996, the Board of Directors authorized and approved a 2 for 1 stock split in the form of a stock dividend. All share and per share data have been restated for all periods presented to reflect this stock split.
    (3) The Company's common stock has been traded on the Nasdaq National Market under the symbol "SYSF" since August 4, 1994, the effective date of the Company's initial public offering. No cash dividends have been paid to date. The Company does not intend to declare or pay cash dividends in the near future. It is the Company's intention to retain earnings to finance the expansion of its business. The prices have been restated to reflect the 2 for 1 stock split. The price is based on the high and low closing price as quoted on the Nasdaq National Market.
    (4) Fiscal 1996 and 1995 adjusted to reflect the acquisition of Ventura Micro, Inc. in June 1995.
    (5) Net income (loss) per common share and weighted average number of common and common equivalent shares for the years 1995, 1994, and 1993 have been presented on a pro forma basis which reflects the conversion of all outstanding shares of redeemable convertible preferred stock on the date of original issuance.

CONSOLIDATED BALANCE SHEETS

                                                                                   January 31,
---------------------------------------------------------------------------------------------------------
                                                                            1997               1996
---------------------------------------------------------------------------------------------------------
ASSETS
  CURRENT ASSETS:
    Cash and cash equivalents                                            $10,807,691         $ 7,406,039
    Restricted cash                                                        1,000,000                   -
    Marketable securities                                                    101,507           3,960,490
    Accounts receivable, less allowance for doubtful accounts of
    $917,915 in 1997 and $491,037 in 1996                                 12,352,489           7,561,096
    Receivable from related party                                          1,466,015             692,722
    Prepaid and other current assets                                       2,443,941             868,929
    Deferred income taxes                                                  2,528,079           1,512,756
---------------------------------------------------------------------------------------------------------
        Total current assets                                              30,699,722          22,002,032

    Property and equipment, net                                            4,935,625           2,830,529
    Purchased software, net                                                3,747,032             556,058
    Software development costs, net                                        1,368,359           1,563,303
---------------------------------------------------------------------------------------------------------
        Total assets                                                     $40,750,738         $26,951,922
=========================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY

  CURRENT LIABILITIES:
    Accounts payable                                                     $ 2,148,092         $   680,493
    Accrued expenses                                                       2,599,457             402,066
    Income taxes payable                                                     348,500             524,258
    Accrued commissions                                                       48,238             497,354
    Accrued compensation and benefits                                        450,218             582,845
---------------------------------------------------------------------------------------------------------
        Total current liabilities                                          5,594,505           2,687,016

  Deferred income taxes                                                    1,642,141             674,390

  Commitments (Note 6)

  Minority interest in subsidiary                                                  -              50,000

  STOCKHOLDERS' EQUITY
    Preferred Stock, $.01 par value; 1,000,000 shares authorized; none issued and outstanding
    Common Stock, $.01 par value; 90,000,000 and 30,000,000 Shares
    authorized; 25,146,061 and 21,106,038 shares issued                      251,460             211,060
    Additional paid-in capital                                            68,670,675          24,867,556
    Less treasury stock, at cost, 159,246 shares                            (427,187)           (427,187)
    Warrants                                                               3,770,939                   -
    Accumulated deficit                                                  (38,751,795)         (1,110,913)
---------------------------------------------------------------------------------------------------------
        Total stockholders' equity                                        33,514,092          23,540,516
---------------------------------------------------------------------------------------------------------
        Total liabilities and stockholders' equity                       $40,750,738         $26,951,922
=========================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                Years Ended January 31,
--------------------------------------------------------------------------------------------------
                                                       1997               1996          1995
--------------------------------------------------------------------------------------------------
                                                                                      (Note 1)
REVENUES:
    Software license fees                           $ 28,724,318       $16,254,859   $10,513,395
    Engineering services                               8,418,527         5,850,617     2,758,293
    Related party                                      2,525,000         2,483,111     2,419,298
--------------------------------------------------------------------------------------------------
        Total revenues                                39,667,845        24,588,587    15,690,986
--------------------------------------------------------------------------------------------------
COSTS OF REVENUES:
    Software license fees                              2,418,960           935,113     1,343,950
    Engineering services                               3,668,138         2,194,643     1,048,243
    Related party                                        986,147         1,272,982     1,817,343
--------------------------------------------------------------------------------------------------
        Total cost of revenues                         7,073,245         4,402,738     4,209,536
--------------------------------------------------------------------------------------------------
Gross profit                                          32,594,600        20,185,849    11,481,450

OPERATING EXPENSES:
    Research and development                           8,391,732         5,111,759     2,528,161
    Sales and marketing                               11,462,366         7,646,792     5,183,972
    General and administrative                         3,498,749         2,719,032     1,905,928
    Acquired in-process R&D and other charges         46,455,622               -             -
--------------------------------------------------------------------------------------------------
        Total operating expenses                      69,808,469        15,477,583     9,618,061
--------------------------------------------------------------------------------------------------
Income (loss) from operations                        (37,213,869)        4,708,266     1,863,389
Interest income                                          397,148           575,868       298,746
Interest expense                                          (6,808)           (1,081)      (10,409)
Foreign exchange loss                                   (125,100)         (106,977)          -
--------------------------------------------------------------------------------------------------
Income (loss) before provision for income taxes      (36,948,629)        5,176,076     2,151,726
Provision for income taxes                               692,253         1,584,787       126,074
--------------------------------------------------------------------------------------------------
        Net income (loss)                            (37,640,882)        3,591,289     2,025,652
--------------------------------------------------------------------------------------------------


Accretion of preferred stock                                 -                 -        (412,640)
--------------------------------------------------------------------------------------------------
Net income (loss) available to common stockholder   ($37,640,882)       $3,591,289    $1,613,012
==================================================================================================
Net income (loss) per common share                        ($1.70)            $0.16         $0.11
==================================================================================================
Weighted average number of common and
    common stock equivalent shares outstanding        22,206,952        22,742,292    14,872,966
==================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the Years Ended January 31, 1997, 1996 and 1995

-----------------------------------------------------------------------------------------------------------------------------
                                                     Common Stock         Additional        Treasury Stock
                                                   Shares     Amount    Paid-In Capital   Shares       Amount       Warrants
-----------------------------------------------------------------------------------------------------------------------------
Balance, January 31, 1994                         6,066,280   $60,662      $ (28,519)    (112,900)   $(128,696)

Stock options exercised                             193,566     1,936        203,829
Accretion of preferred stock                                                 (15,801)
Warrant exercised                                   516,512     5,166        494,834
Conversion of preferred stock to common stock     8,578,540    85,784     11,104,826
Issuance of common stock, net of issuance
cost of $1,154,724                                4,555,000    45,550     10,449,139
Tax benefit from exercise of stock options                                   147,767
Net income
----------------------------------------------------------------------------------------------------------------------------
Balance, January 31, 1995                        19,909,898   199,098     22,356,075     (112,900)    (128,696)

Stock options exercised                           1,061,274    10,612      1,077,732
Treasury stock                                                                            (46,346)    (298,491)
Issuance of common stock under employee
stock purchase plan                                 134,866     1,350        457,195
Tax benefit from exercise of stock options                                   976,554
Net income
-----------------------------------------------------------------------------------------------------------------------------
Balance, January 31, 1996                        21,106,038   211,060     24,867,556     (159,246)    (427,187)

Stock options exercised                           1,770,247    17,702      4,419,506
Issuance of common stock under employee
stock purchase plan                                 231,974     2,320      1,303,694
Tax benefit from exercise of stock options                                   238,584
Issuance of common stock to acquire
Radish Communications                             2,037,802    20,378     37,841,335
Issuance of stock purchase warrants                                                                                3,770,939
Net loss
-----------------------------------------------------------------------------------------------------------------------------
Balance, January 31, 1997                        25,146,061 $ 251,460    $68,670,675     (159,246)   $(427,187)  $ 3,770,939
=============================================================================================================================

--------------------------------------------------------------------------------------------
                                                          Accumulated    Total Stockholders
                                                            Deficit       Equity (Deficit)
--------------------------------------------------------------------------------------------
Balance, January 31, 1994                                   $ (7,633,556)   $ (7,730,109)
Stock options exercised                                                          205,765
Accretion of preferred stock                                    (396,839)       (412,640)
Warrant exercised                                                                500,000
Conversion of preferred stock to common stock                  1,302,541      12,493,151
Issuance of common stock, net of issuance
costs of $1,154,724                                                           10,494,689
Tax benefit from exercise of stock options                                       147,767
Net income                                                     2,025,652       2,025,652
----------------------------------------------------------------------------------------
Balance, January 31, 1995                                     (4,702,202)     17,724,275

Stock options exercised                                                        1,088,344
Treasury stock                                                                  (298,491)
Issuance of common stock under employee
stock purchase plan                                                              458,545
Tax benefit from exercise of stock options                                       976,554
Net income                                                     3,591,289       3,591,289
----------------------------------------------------------------------------------------
Balance, January 31, 1996                                     (1,110,913)     23,540,516

Stock options exercised                                                        4,437,208
Issuance of common stock under employee
stock purchase plan                                                            1,306,014
Tax benefit from exercise of stock options                                       238,584
Issuance of common stock to acquire
Radish Communications                                                         37,861,713
Issuance of stock purchase warrants                                            3,770,939
Net loss                                                     (37,640,882)    (37,640,882)
----------------------------------------------------------------------------------------
Balance, January 31, 1997                                   $(38,751,795)   $ 33,514,092
========================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                    Years Ended January 31,
------------------------------------------------------------------------------------------------------------------------------------
                                                                                               1997          1996          1995
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                         (Note 1)
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income (loss)                                                                      $(37,640,882)   $ 3,591,289   $ 2,025,652
   Adjustments to reconcile net income (loss) to cash (used in) provided by operating activities:
      Depreciation and amortization                                                          3,122,814      1,495,953     1,186,073
      Deferred income taxes                                                                    (47,572)       103,846      (942,212)
      Provision for doubtful accounts                                                        1,312,592        255,743       331,932
      Tax benefit from exercise of stock options                                               238,584        976,554       147,767
      Non-cash charge for acquired in-process R&D and other charges                         42,288,123            -             -
      Changes in operating assets and liabilities:
         Accounts receivable                                                                (8,731,281)    (3,699,852)   (2,678,450)
         Receivable from related party                                                      (1,724,800)    (1,071,500)       16,450
         Prepaid and other current assets                                                   (1,270,052)      (384,646)     (183,484)
         Accounts payable                                                                    1,266,103         63,574       262,433
         Accrued expenses                                                                     (704,344)        54,561        63,296
         Income taxes payable                                                                 (175,758)       133,115       384,143
         Accrued commissions                                                                   141,511        (31,257)      394,963
         Accrued compensation and  benefits                                                   (211,107)       (39,628)       58,968
         Accrued royalties                                                                   1,335,928        214,571       115,444
         Deferred revenue from related party                                                       -         (260,000)     (280,000)
-----------------------------------------------------------------------------------------------------------------------------------
            Net cash (used in) provided by operating activities (1)                           (800,141)     1,402,323       902,975
-----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
      Cash acquired in acquisition of Radish Communications                                  4,247,921            -             -
      Purchases of property and equipment                                                   (3,263,345)    (2,321,965)     (729,673)
      Purchased software costs                                                              (3,218,761)      (497,474)          -
      Software development costs                                                            (2,116,227)    (1,206,208)     (601,508)
      Sale (purchase) of marketable securities                                               3,858,983        924,579    (4,885,069)
      Increase in restricted cash                                                           (1,000,000)           -             -
-----------------------------------------------------------------------------------------------------------------------------------
            Net cash used in investing activities                                           (1,491,429)    (3,101,068)   (6,216,250)
-----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
      Proceeds from exercise of stock options and common stock warrants                      4,437,208      1,088,344       205,765
      Proceeds from employee stock purchase plan                                             1,306,014        458,544           -
      Purchase of treasury stock                                                                   -         (298,491)          -
      Minority interest in subsidiary                                                          (50,000)        50,000           -
      Payments on notes payable                                                                    -              -        (419,168)
      Proceeds from issuance of common stock, net of issuance costs of $1,154,724                  -              -      10,494,689
-----------------------------------------------------------------------------------------------------------------------------------
            Net cash provided by financing activities                                        5,693,222      1,298,397    10,281,286
-----------------------------------------------------------------------------------------------------------------------------------
   Net increase (decrease) in cash and cash equivalents                                      3,401,652       (400,348)    4,968,011
   Cash and cash equivalents at beginning of year                                            7,406,039      7,806,387     2,838,376
-----------------------------------------------------------------------------------------------------------------------------------
   Cash and cash equivalents at end of year                                               $ 10,807,691    $ 7,406,039  $  7,806,387
-----------------------------------------------------------------------------------------------------------------------------------

SUPPLEMENTAL CASH FLOW INFORMATION:

Cash paid for interest and taxes:
   Interest                                                                               $      6,808    $     1,081  $     10,409
   Income taxes                                                                                 31,691         22,833        51,134

NON-CASH ACTIVITIES:
   Receivable from related party exchanged for accrued royalties                               951,507        452,278           -
   Assets received for software license fees                                                 1,933,958        289,999       183,041
   Conversion of convertible preferred stock                                                       -              -      12,493,151
   Exercise of warrant                                                                             -              -         500,000
   Receivable exchanged for cooperative marketing and other                                  1,835,290
   Non-cash activities associated with Radish Communications acquisition
      Issuance of common stock                                                              37,861,713
      Acquired in-process R&D                                                               36,119,181
      Capitalized software development                                                       1,518,499
      Purchased license fees                                                                   879,504
      Stock purchase warrants                                                                3,770,939

(1) Net cash used in operating activities in fiscal 1997 includes $4,168,000 to terminate certain foreign representative relationships and a minority interest equity participation agreement

     The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

THE COMPANY

SystemSoft Corporation (the "Company") designs, develops, markets, licenses and supports call avoidance, PC Card and advanced system-level software products for manufacturers of mobile and desktop personal computers and peripherals. The Company delivers enabling technologies which increase PC functionality and simplify usage while allowing manufacturers to differentiate their products through highly expandable system design. The principal markets for the Company's products are U.S. and Asia Pacific based manufacturers of personal computers and related devices.

BASIS OF PRESENTATION

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and accounts have been eliminated in consolidation. The 1995 financial statements have been adjusted to include the results of operations and cash flows of Ventura Micro, Inc. ("VMI") acquired in June 1995 in an acquisition which was accounted for under the pooling of interest method.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS AND MARKETABLE SECURITIES

Cash equivalents include highly liquid investments purchased with an original maturity of three months or less. Marketable securities consist primarily of U.S. Treasury obligations classified as "held to maturity" and are stated at amortized cost which approximates fair market value. Restricted cash represents security on a letter of credit issued to the lessor of the Company's future office space.

PROPERTY AND EQUIPMENT

Property and equipment is recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the assets (generally three to five years). Leasehold improvements are amortized over the lesser of the lease term or the life of the asset. Upon retirement or other disposition of property and equipment, the cost and related depreciation are removed from the accounts and the resulting gain or loss is reflected in net income.

PURCHASED SOFTWARE

Purchased software costs consist of purchased technologies, costs of translating the Company's products into various languages and costs to build knowledge bases for the call avoidance software products. Capitalized costs are amortized commencing upon the general release of the product on a straight-line basis over the estimated economic lives of the related products (generally one to three years). The Company reviews purchased software development costs each period and, if necessary, reduces the carrying value of each product to its net realizable value. Accumulated amortization was $328,327 and $674,308 at January 31, 1997 and 1996, respectively. Related amortization expense was $679,533, $233,550 and $134,413 for fiscal 1997, 1996 and 1995, respectively.

SOFTWARE DEVELOPMENT COSTS

The Company capitalizes certain internally generated software development costs after technological feasibility has been established. Capitalized costs are amortized commencing upon the general release of the product on a straight-line basis over the products estimated economic lives (generally one to three years). The Company reviews capitalized software development costs each period and, if necessary, reduces the carrying value of each product to its net realizable value. Accumulated amortization was $1,973,745 and $1,885,914 at January 31, 1997 and 1996, respectively. Related amortization expense was $792,672, $439,698 and $681,159 for fiscal 1997, 1996 and 1995, respectively.

MINORITY INTEREST IN SUBSIDIARY

Minority interest represents the joint venture partners proportionate share of the equity of SystemSoft K.K. (SSKK), a Japanese stock corporation established in November 1995. In June 1996, the Company established a wholly owned Japanese subsidiary, Pacific SystemSoft K.K., which began operations in July 1996. In December 1996, the Company repurchased stock of SystemSoft K.K. from its minority shareholders and subsequently dissolved the corporation.

REVENUE RECOGNITION

Revenue from software license fees is recognized when the software has been delivered, providing that no significant vendor obligations remain outstanding, customer acceptance is reasonably assured and collectibility is deemed probable. Revenue recognized from software licenses with minimum guaranteed payments is limited to amounts due within the next fiscal quarter. Additional software license fees are recognized as per unit royalties exceed the minimum guaranteed payments. Insignificant vendor obligations, if any, remaining after contract execution and shipment are accounted for by accruing the costs related to the remaining obligations.

Revenue from engineering services consists of fees charged for customization of software and is recognized as related services are performed and contractual milestones are met.

Revenue from related party consists of engineering, sales and marketing and support services performed for Intel Corporation ("Intel") under a Development and License Agreement (the "Intel Agreement") and other engineering services contracts (see Note 5). Revenue from Intel is recognized as work is performed and milestones are met.

NONMONETARY TRANSACTIONS

The Company occasionally enters into nonmonetary transactions in which the Company's software licenses are exchanged for products or services. These transactions are recorded at the estimated fair market value of the product or service received.

INCOME TAXES

The Company provides for deferred income taxes resulting from temporary differences between financial and taxable income. Such differences arise primarily from operating loss carryforwards, U.S. and foreign tax credits, accruals, capitalized software costs, and provisions for doubtful accounts.

FOREIGN CURRENCY TRANSLATION

The Company considers the United States dollar as its functional currency for the foreign operations of its international subsidiaries. Monetary assets and liabilities are translated into U.S. dollars at the exchange rate on the balance sheet date. Nonmonetary assets and liabilities are remeasured into U.S. dollars at historical exchange rates. Income and expense items are translated at average rates of exchange prevailing during each period. Translation adjustments are recognized currently as a component of foreign currency gain or loss.

NET INCOME (LOSS) PER COMMON SHARE

Net income (loss) per common share is computed based upon the weighted average number of common and common equivalent shares outstanding during each period using the treasury stock method. Common equivalent shares are included in the calculations where the effect of their inclusion would be dilutive. In fiscal 1997, common equivalents were excluded from the calculation since the effect would be antidilutive due to the net loss for the year. Common and common equivalent shares issued during the twelve-month period preceding the date of the initial filing of the Company's Registration Statement have been included in the calculation, using the treasury stock method and the assumed public offering price, as if they were outstanding for all periods presented. In the computation of net income per common share for fiscal 1995, accretion of the redeemable convertible preferred stock is included as a reduction of net income available to common stockholders.

RECENT ACCOUNTING PRONOUNCEMENTS

In February 1997, the Financial Accounting Standards Board ("FASB") issued SFAS Number 128, "Earnings per Share" ("FAS128"). This standard is effective for financial statements for both interim and annual periods ending after December 15, 1997. FAS 128 simplifies the standards for computing earnings per share and makes them comparable to international EPS standards. The Company will adopt FAS128 for fiscal 1998 and, upon adoption, will restate all prior EPS presented.

COOPERATIVE MARKETING

In fiscal 1997 the Company entered into arrangements with customers to cooperatively advertise its call avoidance software in order to enhance market awareness of the products with end-users. Marketing expenses related to these programs are deducted directly from the customer accounts receivable balances and charged to sales and marketing expense in the period.

RECLASSIFICATION

Certain prior year amounts in the financial statements have been reclassified to conform to the 1997 presentation.

2. PROPERTY AND EQUIPMENT:

Property and equipment are stated at cost and consist of the following:

                                                    January 31,
                                                1997          1996
-------------------------------------------------------------------------------
Computer equipment                           $ 6,039,427   $ 3,236,400
Furniture and fixtures                         1,605,552       794,790
Office equipment                                 358,813       150,430
Leasehold improvements                           931,487       362,990
-------------------------------------------------------------------------------
                                               8,935,279     4,544,610
 Less accumulated deprecation                 (3,999,654)   (1,714,081)
-------------------------------------------------------------------------------
Property and equipment, net                  $ 4,935,625   $ 2,830,529
-------------------------------------------------------------------------------

Depreciation expense of property and equipment was $1,650,609, $829,438 and $383,249 for fiscal 1997, 1996 and 1995, respectively.

3. STOCKHOLDERS EQUITY:

PREFERRED STOCK

In June 1994, the stockholders of the Company approved the creation of a new class of undesignated preferred stock and authorized 1,000,000 shares of $.01 par value, in one or more series, with voting rights and preferences to be determined by the Board of Directors. There were no shares issued or outstanding as of January 31, 1997.

STOCK SPLIT

On June 19, 1996, the Company's Board of Directors declared a two-for-one stock split, payable in the form of a 100% stock dividend which was distributed on July 17, 1996 to holders of record on July 3, 1996. The par value of the additional 10,783,848 shares of common stock issued in connection with the stock split was transferred to common stock from additional paid-in capital. All references to number of shares (except shares authorized), per share data and stock option plan data have been restated for all periods presented to reflect the stock split.

COMMON STOCK

On July 30, 1996, a majority of the stockholders of the Company voted to increase the number of authorized shares of common stock to 90,000,000 shares.

STOCK-BASED COMPENSATION PLANS

The Company has three stock-based compensation plans, which are described below. In October 1995, the FASB issued SFAS 123, "Accounting for Stock-Based Compensation" ("FAS123") which is effective for periods beginning after December 15, 1995. FAS 123 requires that companies either recognize compensation expense for grants of stock, stock options, and other equity instruments based on fair value, or provide pro forma disclosure of net income (loss) and earnings (loss) per share in the notes to the financial statements. The Company adopted the disclosure provisions of FAS 123 in 1997 and has applied APB Opinion 25 and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its stock option plans. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates as calculated in accordance with FAS 123, the Company's net income (loss) and earnings (loss) per share for fiscal 1997 and 1996 would have been reduced to the pro forma amounts indicated below:

                            1997                                1996
               ------------------------------     ------------------------------
                Net Loss     Loss Per Share       Net Income  Earnings Per Share
As reported    $(37,640,882)       $(1.70)        $3,591,289     $ .16

Pro forma       (40,941,446)        (1.84)         2,947,302       .13

The fair value of each stock option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for both fiscal 1997 and 1996: an expected life of 4.5 years, expected volatility of 62.5%, a risk-free interest rate of 6% and no expected dividends.

The effects of applying FAS 123 for the purposes of providing pro forma disclosure may not be indicative of the effects on reported net income (loss) for future years, as the pro forma disclosures include the effects of only those awards granted after February 1, 1995.

In January 1992, the Company adopted the 1992 Stock Option Plan (the "Employee Plan") and the 1992 Directors' Stock Option Plan (the "Directors' Plan"). The Employee Plan provided for the granting of incentive stock options to employees and nonqualified stock options to employees, consultants and advisors of the Company. The Directors' Plan provided for the granting of nonqualified stock options to Directors. In February 1993, the Company adopted the 1993 California Stock Option Plan (the "California Plan"), which provided for the issuance of incentive stock options for employees located in California. The Employee Plan, the Directors Plan and the California Plan all expired in June 1994, except as to options then outstanding.

In June 1994, the Company adopted the 1994 Omnibus Stock Plan (the "1994 Plan") and the 1994 Non-Employee Director Stock Option Plan (the "1994 Directors' Plan"). The 1994 Plan provided for the granting of up to 700,000 incentive stock options to employees and nonqualified stock options or restricted stock to employees, consultants, directors and officers of the Company. The 1994 Directors' Plan provided for the granting of up to 200,000 nonqualified stock options to directors. On March 23, 1995, the Company's Board of Directors approved an amendment to the 1994 Plan, reserving an additional 800,000 shares plus such additional number of shares as become available due to the forfeiture of options previously granted pursuant to the Employee Plan and the California Plan. On February 28, 1996, the Company's Board of Directors approved an amendment to the 1994 Plan, reserving an additional 2,500,000 shares. These amendments were approved by a majority vote of the Company's stockholders.

As a result of the acquisition of Radish Communications Systems, Inc. ("Radish") (see Note 11), the Company acquired the 1992 Stock Option Plan and related option agreement ("Radish Plan"). The options granted under the Radish Plan converted to options to purchase 188,708 shares of the Company's common stock. The Radish Plan for incentive stock options vest over a four year period and expire eight years after the date of grant and non-qualified stock options are generally fully vested when granted.

The exercise price of incentive stock options must be at least equal to the fair market value of the stock on the date of the grant. The exercise price of nonqualified stock options is determined by the Board of Directors. To date, all nonqualified stock options have been granted at a price equal to the fair market value of the stock on the date of the grant. Accordingly, the granting of incentive and nonqualified options has not resulted in a compensation charge. The stock options generally vest over a four-year period and expire ten years from date of grant.

The following table summarizes the status of the Company's stock option plans at January 31, 1997, 1996 and 1995, and changes during the years then ended:

                                                    1997                  1996                    1995
                                            -------------------   --------------------    ---------------------
                                                     Weighted-              Weighted-               Weighted-
                                                      Average                Average                 Average
                                                     Exercise               Exercise                Exercise
                                             Shares    Price       Shares     Price        Shares      Price
                                             ------    -----       ------     -----        ------      -----
Outstanding at the beginning of the year   4,167,550 $   3.39    3,639,028  $   1.50     2,166,820  $   1.04
Granted                                    2,067,700     9.80    2,094,652      5.30     2,061,670      2.02
Aquired option pool                          188,708     1.19          -                       -
Exercised                                 (1,762,573)    2.51   (1,061,274)     1.03      (193,556)     1.06
Canceled                                    (272,559)    5.49     (504,856)     2.43      (395,896)     1.86
                                          ----------            -----------              ----------
Outstanding at the end of the year         4,388,826 $   6.54    4,167,550      3.39     3,639,028  $   1.50
                                          ==========            ===========              ==========

Options exercisable at year end              928,366 $   4.03      994,359  $   1.56       987,375  $   0.80

Weight-average grant-date fair value
of options granted during the year        $     5.57            $     2.96

The following table summarizes information about stock options outstanding at January 31, 1997:

                                     Options Outstanding           Options Exercisable
                                     -------------------------------------------------

Range of                             Remaining    Weighted-                     Weighted-
Exercise             Number          Contractual  Average          Number       Average
Prices               Outstanding        Life      Exercise Price   Exercisable  Exercise Price
----------------------------------------------------------------------------------------------
$  .09  -    1.88      918,167          6.72         $ 1.71          498,667        $ 1.63
  1.90  -    5.22      902,672          8.33           4.17          248,459          4.19
  5.44  -    7.63      825,414          8.65           6.46          110,982          6.64
  7.75  -    7.75    1,092,748          9.20           7.75            6,476          7.75
  9.88  -   23.63      649,825          9.70          14.69           63,782         17.24
----------------------------------------------------------------------------------------------
   .09  -   23.63    4,388,826          8.47           6.54          928,366          4.03

EMPLOYEE STOCK PURCHASE PLAN

In June 1994, the Company adopted the 1994 Employee Stock Purchase Plan and has reserved 700,000 shares of Common Stock for issuance under the plan, including 500,000 shares approved by the stockholders in fiscal 1996. Subject to certain limitations, SystemSoft employees may purchase shares of common stock at a price per share that is the lesser of 85% of the fair value as of the beginning or end of the annual offering period. Shares issued under the Employee Stock Purchase Plan were 231,974 and 134,866 in fiscal 1997 and 1996, respectively.

WARRANTS

In December 1996, the Company issued a common stock purchase warrant which entitles the holder to purchase 750,000 shares of common stock at an exercise price of $23.00. The right to purchase 500,000 shares expire in December, 1998 and the right to purchase the remaining 250,000 shares expire in December, 1999.

4. INCOME TAXES:

The components of the provision for income taxes are as follows:

                                                              Years Ended January 31,
                                                         1997         1996         1995
-------------------------------------------------------------------------------------------------
 Current tax expense:
     Federal                                             $ 202,798    $1,084,000   $ 190,000
     State                                                  35,788        76,660      90,000
     Foreign taxes                                         501,241       320,281     640,519
-------------------------------------------------------------------------------------------------
                                                           739,827     1,480,941     920,519
-------------------------------------------------------------------------------------------------
 Deferred tax expense (benefit):
     Federal                                              (116,208)       93,385    (701,445)
      State                                                 68,634        10,461     (93,000)
-------------------------------------------------------------------------------------------------
                                                           (47,574)      103,846    (794,445)
-------------------------------------------------------------------------------------------------
Total                                                    $ 692,253    $1,584,787   $ 126,074
-------------------------------------------------------------------------------------------------

A reconciliation of the U.S federal statutory rate to the effective tax rate is as follows:

                                                              Years Ended January 31,
                                                         1997         1996         1995
-------------------------------------------------------------------------------------------------
Tax at U.S. statutory rate                               (35)%        35%          35%
Acquired in-process R&D                                   34           -            -
Stock purchase warrant                                     4           -            -
State income taxes, net                                    -           3            -
Benefit for foreign tax credits                                       (7)           -
Reversal of valuation allowance                            -           -          (61)
Foreign taxes for which no benefit was recorded            -           -           30
Other                                                     (1)          -            2
-------------------------------------------------------------------------------------------------
Total                                                      2%         31%           6%
-------------------------------------------------------------------------------------------------

The components of the deferred tax assets and (liabilities) are as follows:

                                                                    January 31,
                                                               1997             1996
------------------------------------------------------------------------------------------
 Deferred tax liabilities:
     Purchased software                                    $(1,171,903)      $ (123,182)
     Software capitalization                                  (465,241)        (530,766)
     Depreciation                                               (4,997)          (4,997)
------------------------------------------------------------------------------------------
     Gross deferred tax liabilities                         (1,642,141)        (658,945)
Deferred tax assets:
     Foreign tax credits                                       950,409          705,524
     Allowance for doubtful accounts                           216,892          166,953
     Net operating loss carryforwards                          589,150          589,150
     Acquired net operating loss carryforwards               4,235,000                -
     R&D credits                                               261,000                -
     Acquisition costs                                         510,628                -
     Deferred lease                                                  -           35,684
------------------------------------------------------------------------------------------
Gross deferred tax assets                                    6,763,079        1,497,311
------------------------------------------------------------------------------------------
Valuation allowance                                         (4,235,000)               -
------------------------------------------------------------------------------------------
Net deferred tax assets                                    $   885,938       $  838,366
------------------------------------------------------------------------------------------

In connection with the acquisition of Radish, the Company acquired $12,100,000 of net operating loss carryforwards which will expire on various date beginning in fiscal 2007. The Company has placed a full valuation allowance against the acquired net operating loss carryforwards based on management's judgment that it is more likely than not that the net operating loss carryforwards will not be utilized based on the limitations on their use.

Based on the Company's projections of future earnings, management believes that it is more likely than not that sufficient taxable income will be generated in the foreseeable future to realize the deferred tax asset. Accordingly, during fiscal 1995, $1,314,534 of the valuation allowance offsetting the deferred tax asset was reversed.

The sale of incentive stock options prior to the expiration of the required holding period and the exercise of non qualified stock options result in state and federal income tax benefits to the Company equal to the difference between the market price at the date of exercise and the option price. During fiscal 1997 and 1996, $238,584 and $976,554, respectively, was credited to additional paid-in capital to recognize this benefit. The Company had an additional $27,700,000 of tax deductions related to the sale of incentive stock options prior to the expiration of the required holding period and the exercise of non-qualified stock options at January 31, 1997. The recognition of the tax benefit related to these tax deductions will result in an increase to additional paid-in capital in the year realized.

As of January 31, 1997, the Company had net operating loss carryforwards of $1,730,000 available to offset future taxable income. The net operating loss carryforwards will expire on various dates beginning in fiscal 2007. In addition, the Company has approximately $12,100,000 of Radish net operating losses, incurred prior to the December 19, 1996 acquisition, which are subject to certain change of control limitations under the Internal Revenue Code. These Radish net operating losses will expire on various dates beginning in fiscal 2007.

5. RELATED PARTY:

Intel held approximately eight and nine percent of the outstanding shares of the Company's common stock as of January 31, 1997 and 1996, respectively.

In December 1993, the Company entered into a Development and License Agreement with Intel (the "Intel Agreement") pursuant to which Intel licenses certain technologies to the Company. The Company develops, markets and supports the software developed from Intel's technology. Under the terms of the Intel Agreement, Intel paid the Company $4,000,000 for the Company's engineering, sales and marketing and support services. The final payment under the Intel Agreement was received in September 1995.

In consideration of Intel's technology provided and licensed to the Company under the Intel Agreement, the Company is obligated to pay Intel royalties based on a percentage of revenues generated on all licensed works developed under the Intel Agreement. Royalties are based upon a percentage of revenues generated on PC Card software from February 1, 1994 through January 31, 1999 or beyond such dates if the Company's PC Card software contains Intel's licensed technology. The royalties paid to Intel are included in related party cost of revenues. Intel has the right on sixty days notice to convert any exclusive license to a non-exclusive license, however such conversion would reduce the royalty payments by fifty percent.

In October 1995 the Intel Agreement was amended to include engineering services on additional products. The agreement provides the Company with engineering service payments up to $3,600,000 which included an initial payment of $600,000 and subsequent quarterly payments of $375,000 commencing on January 1, 1996, through October 1, 1997. Revenue is recognized as work is performed and milestones are met. Payments to the Company can be made by offsetting amounts from royalties due to Intel under the Intel Agreement, to the extent, if any, that such earned royalties are less than the amounts payable to the Company. Included in receivable from related party as of January 31, 1997 is $1,466,000 due under the Intel Agreement. Royalties earned by Intel of $951,507 and $452,278 were used to offset amounts owed to the Company in fiscal 1997 and 1996, respectively.

Included in related party revenues is $1,875,000, $2,235,000, and $2,280,000 for fiscal 1997, 1996 and 1995, respectively, representing revenue recognized for services in accordance with the Intel Agreement. Included in related party cost of revenues are costs associated with this revenue, of $856,147, $1,223,360, and $1,788,577 for fiscal 1997, 1996, and 1995, respectively.

The Company also enters into separate contracts to provide software licenses and engineering services to Intel. Revenues generated under such contracts, which are included in related party cost of revenues, were $650,000, $248,111, and $139,298, respectively, with related costs of $130,000, $49,622, and $28,766 for fiscal 1997, 1996, and 1995, respectively.

6. COMMITMENTS:

The Company leases facilities under noncancelable operating leases expiring at various dates through 2012. In December 1996, the Company signed a fifteen year lease for the construction of its corporate headquarters with an additional option to build on adjacent land. Under the terms of the agreement, $1,000,000 security deposit in the form of a letter of credit was issued to the lessor and secured by restricted cash in the same amount. The Company will occupy the facility in fiscal 1998.

Minimum annual rental commitments (net of subleases) under these noncancelable leases as of January 31, 1997 are as follows:

     Fiscal Year:
     1998                 $ 2,306,478
     1999                   3,286,565
     2000                   3,098,708
     2001                   3,125,129
     2002                   3,080,218
     Thereafter            26,600,342
                          -----------
     Total                $41,497,440

Rent expense under all operating leases was $1,223,406, $740,878, and $369,267 for fiscal 1997, 1996 and 1995, respectively.

In connection with the February 28, 1997 termination of the Software Development and License Agreement (the "Original Agreement") with Digital Equipment Corporation ("DEC"), the Company will provide DEC certain license privileges and guarantee payments of $6,750,000 in lieu of future royalties which would have been paid over the life of the call avoidance software products. The guaranteed payments shall include cash payments of $5,500,000 to be paid at various dates during fiscal 1998 and $1,250,000 to be offset against amounts owed to the Company. The Company is expensing these amounts commencing in fiscal 1998 based on the royalty rates negotiated in the Original Agreement.

The Company is subject to lawsuits and other legal matters arising out of the general conduct of its business. In the opinion of Management, such matters would not have a material adverse effect on the financial position and results of operations of the Company.

7. CONCENTRATION OF CREDIT RISK:

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents, marketable securities and accounts receivable.

The Company maintains excess cash in money market investments and U.S. Government securities with major financial institutions. These investments typically mature within 90 days. Marketable securities consist of U.S. Government debt securities generally maturing within one year. Historically, the Company has not recorded any losses related to these investments.

The Company extends credit on open accounts to its customers and does not require collateral. The Company performs ongoing credit evaluations of all customers and establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

As of January 31, 1997 and 1996, the three largest receivable balances including receivable from related party collectively represented approximately $4,573,000 or 31% and $2,714,000 or 31%, respectively, of total accounts receivable. As of January 31, 1997 and 1996, receivables from foreign customers were $6,537,000 and $2,625,000, respectively, or 44% and 30%, respectively, of total accounts receivable.

8. EMPLOYEE BENEFITS:

The Company maintains a defined contribution plan covering all U.S employees which was established under Section 401(a) of the Internal Revenue Code. Eligible employees may voluntarily contribute a percentage of their annual pretax compensation. The Company is not required and has not contributed to the Plan since inception.

9. GEOGRAPHIC DATA AND MAJOR CUSTOMERS:

The Company operates in one industry segment: the development, marketing and support of call avoidance and system-level software. In fiscal 1997 no customer accounted for more than 10% of total revenue. In fiscal 1996 two customers accounted for approximately 13% and 10% of total revenues. In fiscal 1995 two customers accounted for approximately 15% and 10% of total revenues. The customers included in these percentages vary from year to year, and include revenue from a related party.

Export sales were $12,387,000, $6,990,000, and $3,965,000 for fiscal years 1997,
1996, and 1995, respectively.

Summarized information related to international operations is as follows

                                                                     Years ended January 31,
------------------------------------------------------------------------------------------------
Sales to unaffiliated customers:                                   1997             1996
------------------------------------------------------------------------------------------------
     United States                                            $    27,281,169   $   17,598,395
     Asia Pacific                                                  10,895,813        6,707,222
     Other                                                          1,490,863          282,970

------------------------------------------------------------------------------------------------
   Total sales to unaffiliated customers                      $    39,667,845   $   24,588,587
------------------------------------------------------------------------------------------------
Operating Income(Loss):
     United States                                            $   (38,222,621)  $    4,494,432
     Asia Pacific                                                   1,008,752          213,834
------------------------------------------------------------------------------------------------
        Total operating income(Loss)                              (37,213,869)       4,708,266
------------------------------------------------------------------------------------------------
Identifiable Assets:
     United States                                            $    36,442,260   $   25,272,420
     Asia Pacific                                                   4,308,478        1,679,502
------------------------------------------------------------------------------------------------
        Total identifiable assets                             $    40,750,738   $   26,951,922
------------------------------------------------------------------------------------------------

10.  ACQUIRED IN-PROCESS R&D AND OTHER CHARGES

In fiscal 1997, the Company recorded a charge for acquired in-process R&D and other charges of approximately $46,456,000 which includes $42,288,000 of costs associated with the acquisition of Radish and $4,168,000 of costs incurred to terminate certain foreign representative relationships and a minority interest participation agreement. See Note 11.

11.  ACQUISITIONS

On December 19, 1996, the Company acquired Radish, a developer of advanced telecommunications software, by means of a merger of a wholly owned subsidiary of the Company and Radish. The Company issued approximately 2,038,000 shares of common stock and cash in exchange for all the outstanding shares of Radish. The purchase price of $41,317,000 was comprised of common stock and options valued at $37,862,000, cash paid of $367,000, liabilities assumed of $951,000 and transaction costs of $2,137,000. The acquisition was accounted for under the purchase method resulting in purchase price allocation of $5,198,000 to assets acquired (primarily cash and equipment) and $36,119,000 to in-process technology. In connection with this acquisition the Company performed an assessment of the value of the acquired technology and made a determination that the requirements for capitalization had not been met resulting in the charge. The Company plans to incur significant efforts during fiscal 1998 to further develop and integrate this acquired technology with the Company's technology to work together as one seamless product. In addition, the Company reassessed its existing purchased and capitalized technology based upon its revised technology and product strategies resulting from the Radish acquisition. This evaluation resulted in a write off of $2,398,000 of previously capitalized and purchased software costs. In connection with the acquisition, the Company issued warrants valued at $3,771,000 to a strategic partner of Radish. The results of Radish are included in the consolidated financial statements from the date of acquisition.

In June 1995, the Company issued approximately 188,000 shares of its common stock in exchange for all of the issued and outstanding stock of VMI, a system software and consulting company specializing in PC Card technology. The merger has been accounted for under the pooling of interest method and, accordingly, the Company's consolidated financial statements for 1995 have been restated to include the accounts and operations of VMI. In connection with the merger, $61,210 of merger costs and expenses were incurred and have been charged to general and administrative expenses.

Separate revenues and net income amounts of SystemSoft and VMI are as follows:

                                                                 Years ended January 31,
In thousands                                                     1996            1995
---------------------------------------------------------------------------------------------
 Revenues:
     SystemSoft                                                  $ 24,513        $15,221
     VMI                                                               76            470
---------------------------------------------------------------------------------------------
     Combined                                                    $ 24,589        $15,691

Net Income (Loss):
     SystemSoft                                                  $  3,667        $ 2,045
     VMI                                                              (76)           (19)
---------------------------------------------------------------------------------------------
     Combined                                                    $  3,591        $ 2,026

Separate revenues and net income (loss) amounts of SystemSoft and Radish are as follows:

                                                                 Years ended January 31,
In thousands                                                     1997            1996
---------------------------------------------------------------------------------------------
Revenues:
     SystemSoft                                                  $ 39,668        $24,589
     Radish                                                         3,990          2,070
---------------------------------------------------------------------------------------------
     Combined                                                    $ 43,658        $26,659

Net Income (Loss):
     SystemSoft                                                  $(37,641)       $ 3,591
     Radish                                                        (2,766)        (3,614)
---------------------------------------------------------------------------------------------
     Combined                                                    $(40,407)       $   (23)

Report of Independent Accountants

To the Board of Directors and Stockholders of SystemSoft Corporation

We have audited the consolidated balance sheets of SystemSoft Corporation and its Subsidiaries as of January 31, 1997 and 1996, and the related consolidated statements of operations, stockholders equity, and cash flows for each of the three years in the period ended January 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SystemSoft Corporation and its Subsidiaries as of January 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 31, 1997, in conformity with generally accepted accounting principles.

/s/ Coopers & Lybrand L.L.P.

Boston, Massachusetts
February 28, 1997

                                    Corporate Information

Executive Officers                                              Market for Common Stock
                                                                SystemSoft common stock is traded on NASDAQ NMS
Robert F. Angelo                                                under the symbol SYSF.
President, Chief Executive Officer,
Chairman of the Board of Directors
                                                                SEC Form 10-k
Jonathon L. Joseph                                              A copy of the Company's annual report Form 10-K, as filed
Senior Vice President, PC Software Division                     with the Securities and Exchange Commission, is available
                                                                without charge upon written request to:
William J. O'Connell
Senior Vice President, System Wizard Division                   Investor Relations
                                                                SystemSoft Corporation
David Klein                                                     2 Vision Drive
Senior Vice President, System Wizard Division                   Natick, MA 01760
                                                                508/651-0088
David Sommers
Senior Vice President, Finance, Treasurer,                      Annual Meeting
and Chief Financial Officer                                     The Annual Meeting of Stockholders will be held on
                                                                June 25, 1997. A Notice of the meeting, together with
Steven A. Berns                                                 a form of proxy and a proxy statement, will be mailed to
Vice President, Secretary, and General Counsel                  all stockholders on or about May 16, 1997, at which time
                                                                proxies will be solicited by the Board of Directors.
Thomas W. Higgins
Vice President, Worldwide Sales                                 Trademarks
                                                                SystemSoft is a registered trademark and SystemWizard,
Paul J. Podevillano                                             VoiceView, CardWorks, CardWizard, and MobilePRO
Vice President, Business Development                            are trademarks of SystemSoft Corporation, Microsoft
                                                                and Windows are registered trademarks of Microsoft
                                                                Corporation. All other trademarks, registered trademarks,
                                                                or tradenames are property of their respective holders.

                                                                Stock Profile
Directors                                                       As of April 15, 1997, there were approximately 364
                                                                stockholders of record of the Company's common stock
Robert N. Goldman                                               with 25,042,298 shares outstanding. No cash dividends
President, Chief Executive Officer,                             have been paid on the common stock since the Company's
Chairman - Object Design, Inc.                                  inception. The Company does not intend on paying cash
                                                                dividends in the forseeable future.
W. Frank King, Ph.D.
President - PSW Technologies, Inc.                              Independent Accountants
                                                                Coopers & Lybrand L.L.P.
David J. McNeff                                                 Boston, Massachusetts
President - The Bullfinch Group
                                                                Legal Counsel
                                                                Testa, Hurwitz & Thibeault, LLP
                                                                Boston, Massachusetts

                                                                Transfer Agent
                                                                Boston EquiServe Limited Partnership
                                                                Canton, massachusetts

                                                                Graphic Design
                                                                Caryl Hull Design Group
                                                                Boston, Massachusetts

                                                                Writing
                                                                Wordscape Communications, Inc.
                                                                Millis, Massachusetts

                                                                Photography
                                                                Len Rubenstein Photography
                                                                North Scituate, Massachusetts
