Form 10-K, Exhibit 13
period 1998-01-31
SYSTEMSOFT CORP
filed 1998-05-01
CIK 889987

                                                                    EXHIBIT 13.1


SYSTEMSOFT CORPORATION MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATION

CAUTIONARY STATEMENTS

              The Private Securities Litigation Reform Act of 1995 contains certain safe harbors regarding forward-looking statements. From time to time, information provided by the Company or statements made by its directors, officers or employees may contain "forward-looking" information that involves risks and uncertainties. Actual results may differ materially.

              Statements indicating that the Company "expects," "estimates," "believes," "is planning," or "plans to," are forward-looking, as are other statements concerning future financial results, product offerings or other events that have not yet occurred. There are several important factors, including those identified under the heading "Factors That May Affect Future Results" as well as factors discussed elsewhere in this report and in the Company's other reports filed with the Securities and Exchange Commission, including the Company's Annual Report on Form 10-K for fiscal 1998, which could cause actual results or events to differ materially from those anticipated by the forward-looking statements. Although the Company has sought to identify the most significant risks to its business, the Company cannot predict whether, or to what extent, any of such risks may be realized nor can there be any assurance that the Company has identified all possible issues and risks that the Company might face.

OVERVIEW

              The Company derives its revenues primarily from software license fees and engineering services. Software license fees include fees paid by Original Equipment Manufacturers ("OEMs") for source code rights, typically a one-time fee, and royalty fees paid by OEMs for reproduction and distribution of the Company's object code. Engineering services are fees paid for customization of the Company's software to the unique specifications, features sets and requirements of customers. Gross profits will vary in any period depending on factors such as the timing of new product introductions, significant new license agreements, market acceptance of new and existing products, product revenue mix and the percentage of domestic versus international revenues.

              For the fiscal year ended January 31, 1998, the Company recorded a net loss of $19,729,000. The net loss included an operating loss, excluding restructuring and other charges, of $6,822,000. The Company's revenue for the quarter ended January 31, 1998 was less than management had expected. The principal factors contributing to the revenue shortfall were reduced purchasing commitments by Asia-Pacific based OEMs fueled by recent regional economic issues, significant turnover in the Company's U.S. sales force and the continued long implementation cycles associated with the sales of SystemWizard products.

              Expenditures during the fourth quarter of 1998 had been based upon expected revenues. The revenue shortfall in the fourth quarter, combined with the relatively fixed nature of expenses over the short term and the reduction of previously recorded deferred tax assets, resulted in a loss for the fourth quarter of $10,500,000 excluding restructuring and other charges.

              As a result of the fourth quarter revenue shortfall and reduced expectations for certain products, the Company recorded restructuring and other charges of $12,907,000. The charge was primarily related to the impaired realizability of certain prepaid royalties and previously capitalized intangible assets.

              The Company has been named as a defendant in a number of securities class action lawsuits filed in the United States District Court for the District of Massachusetts. The complaints allege, among other things, that the defendants made misstatements to the investing public. The Company believes the allegations in the complaints are without merit and intends to vigorously contest them.

RESULTS OF OPERATIONS

       The following table sets forth, for the periods indicated, certain financial data as a percentage of total revenues (except cost of revenues items, which are set forth as a percentage of the corresponding revenue items):


Years ended January 31,                               1998         1997         1996
-------------------------------------------------------------------------------------
Revenues:
     Software license fees                            87.0%        72.8%        67.4%
     Engineering services                             13.0         27.2         32.6
-------------------------------------------------------------------------------------
Total revenues                                       100.0        100.0        100.0
-------------------------------------------------------------------------------------
Cost of revenues:
     Software license fees                            18.1          8.8          5.9
     Engineering services                            102.5         42.0         42.7
-------------------------------------------------------------------------------------
Total cost of revenues                                29.1         17.8         17.9
-------------------------------------------------------------------------------------
Gross Profit                                          70.9         82.2         82.1
Operating expenses:
     Research and development                         30.2         21.2         20.8
     Sales and marketing                              35.0         28.9         31.1
     General and administrative                       17.3          8.8         11.1
     Restructuring and other charges                  30.3           --           --
     Acquired in-process R&D and other charges          --        117.1           --
-------------------------------------------------------------------------------------
Total operating expenses                             112.8        176.0         63.0
-------------------------------------------------------------------------------------
Income (loss) from operations                        (41.9)       (93.8)        19.1
Interest income                                        0.7          1.0          2.3
Interest expense                                      (0.3)          --           --
Foreign exchange loss                                   --         (0.3)        (0.4)
-------------------------------------------------------------------------------------
Income (loss) before provision for income taxes      (41.5)       (93.1)        21.0
Provision for income taxes                             4.8          1.8          6.4
-------------------------------------------------------------------------------------
Net (loss) income                                    (46.3)%      (94.9)%       14.6%
-------------------------------------------------------------------------------------

COMPARISON OF FISCAL YEARS ENDED JANUARY 31, 1998 AND 1997

              REVENUES. Revenues were $42,623,000 and $39,668,000 for fiscal 1998 and 1997, respectively, an increase of approximately 7%. Software license fees increased to $37,072,000 from $28,894,000 or approximately 28%. This increase was primarily due to software license fees on the Company's new call-avoidance product, SystemWizard, and an increase in the software license fees for the Company's BIOS and PC Card products that was partially offset by a decrease in revenues recognized from the Intel Development and License Agreement (the "Intel Agreement"). Certain contracts include fixed royalty fees for various time periods in lieu of royalties on a per unit basis. Revenues attributable to such fees, which are included in software license fees, were $5,991,000 and $2,150,000 for fiscal 1998 and 1997, respectively. Although such contracts provide for fixed payments to be made at specified time periods, the timing or amount of such payments may be renegotiated as a matter of business practice. The fixed royalties recognized as a result of renegotiated contract terms were not material in fiscal 1998 and 1997. Engineering services decreased to $5,550,000 from $10,774,000 or approximately 48% primarily due to the termination, in the first quarter of fiscal 1998, of the development agreement with Digital Equipment Corporation and a decrease in revenue from the Intel Agreement.

         COST OF REVENUES. Cost of revenues was $12,414,000 and $7,073,000 for fiscal 1998 and 1997, respectively, an increase of approximately 76%. Cost of revenues consists primarily of amortization of software development costs and purchased software, product royalties and engineering costs associated with engineering services revenues. Cost of revenues as a percentage of revenues increased to 29% from 18% for the fiscal years ended January 31, 1998 and 1997, respectively. Cost of software license fees as a percentage of software license fees revenues increased to 18% from 9% primarily due to increases in amortization of purchased software and product royalty expenses associated with SystemWizard revenue. The increase in amortization expense in both absolute dollars and percentage of revenues was due to increased purchased software and the commencement of amortization associated with new product releases. SystemWizard revenue is subject to varying royalties payable to certain vendors for licensed technology on different product offerings within the SystemWizard family. These royalties may effect the total gross margin realized by the Company in any particular reporting period depending upon the mix of the individual SystemWizard products sold as well as the percentage of SystemWizard revenue when compared to the Company's total revenue.

         Cost of engineering services increased as a percentage of engineering service revenues to 103% from 42%, due primarily to the cost of increased staffing levels, increased operating costs, primarily facility expenses and costs related to the Intel Agreement.

         RESEARCH AND DEVELOPMENT. Research and development expenses, consisting primarily of payroll and related expenses, were $12,860,000 and $8,392,000, net of capitalized development costs of $511,000 and $2,116,000 for fiscal 1998 and 1997, respectively, an increase of approximately 53%. The increase in expenses resulted primarily from staff additions and related personnel costs resulting from the acquisition of Radish Communications, Inc. in the fourth quarter of fiscal 1997. Research and development expenses as a percentage of revenues increased to 30% from 21% for the fiscal years ended January 31, 1998 and 1997, respectively.

         SALES AND MARKETING. Sales and marketing expenses, consisting primarily of payroll and related expenses, costs of marketing programs and events, sales commissions to internal sales personnel and independent manufacturers' representatives and travel costs, were $14,908,000 and $11,462,000 for fiscal 1998 and 1997, respectively, an increase of approximately 30%. The increase was primarily due to staff additions and increased costs of marketing programs, including cooperative advertising with customers. Sales and marketing expenses as a percentage of revenues increased to 35% from 29% for the fiscal years ended January 31, 1998 and 1997, respectively.

         GENERAL AND ADMINISTRATIVE. General and administrative expenses, consisting primarily of payroll and related expenses, provision for doubtful accounts and professional fees, were $7,355,000 and $3,499,000 for fiscal 1998 and 1997, respectively, an increase of approximately 110%. The increase was primarily due to staff additions and an increase in the provision for doubtful accounts. General and administrative expenses as a percentage of revenues increased to 17% from 9% for the fiscal years ended January 31, 1998 and 1997, respectively.

         RESTRUCTURING AND OTHER CHARGES. In January 1998, the Company recorded restructuring and other charges of $12,907,000. The other charges were composed primarily of $9,473,000 for the write-down of prepaid royalty obligations, $2,470,000 for the write-off of certain purchased technology, $727,000 for the write-off of certain capitalized software development costs and $322,000 of other costs. These charges were reduced by the reversal of $500,000 of the December 1996 charge related to the acquisition of Radish Communications, Inc. ("Radish") as a result of lower employee relocation and other costs relating to this transaction. These charges were the result of management's review of operations following the significant fourth quarter revenue shortfall and reduced revenue expectations for certain products. Based upon its review, management concluded that these factors impaired the realizability of prepaid financial obligations and previously capitalized intangible assets.

         In addition, in an effort to reposition the Company's business lines and to better attain the Company's overall business goals, management decided to license the Company's USB technology to a third party and undertake general cost reductions including employee severance and certain facility abandonment costs of $415,000. The actions related to these charges were substantially completed by January 31, 1998.

         ACQUIRED IN-PROCESS R&D AND OTHER CHARGES. On December 19, 1996, the Company acquired Radish, a developer of advanced telecommunications software, by means of a merger of a wholly owned subsidiary of the Company with and into Radish. The Company issued approximately 2,038,000 shares of common stock and cash in exchange for all the outstanding shares of Radish. The purchase price of $41,317,000 was comprised of common stock and options valued at $37,862,000; cash paid of $367,000, liabilities assumed of $951,000 and transaction costs of $2,137,000. The acquisition was accounted for under the purchase method resulting in purchase price allocation of $5,198,000 to assets acquired (primarily cash and equipment) and $36,119,000 to in-process technology. In connection with this acquisition the Company performed an assessment of the value of the acquired technology and made a determination that the requirements for capitalization had not been met resulting in the charge. In addition, the Company reassessed its existing purchased and capitalized technology based upon its revised technology and product strategies resulting from the Radish acquisition. This evaluation resulted in a write off of $2,398,000 of previously capitalized and purchased software costs. In connection with the acquisition, the Company also issued warrants valued at $3,771,000 to a strategic partner of Radish. The results of Radish are included in the consolidated financial statements from the date of acquisition.

         PROVISION FOR INCOME TAXES. Provision for income taxes were $2,034,000 and $692,000 for the fiscal years ended January 31, 1998 and 1997, respectively. The Company's tax provision for fiscal 1998 was principally affected by the establishment of a valuation allowance for previously recorded deferred tax assets and the recording of foreign withholding taxes. Additionally, losses in fiscal 1998 were not benefited. Management has considered recent operating results and has concluded that it is more likely than not that the deferred tax assets will not be realizable.

COMPARISON OF FISCAL YEARS ENDED JANUARY 31, 1997 AND 1996

         REVENUES. Revenues were $39,668,000 and $24,589,000 for fiscal 1997 and 1996, respectively, an increase of approximately 61%. Software license fees increased to $28,894,000 from $16,583,000 or approximately 74%. This increase was primarily due to software license fees on SystemWizard as well as an increase in the software license fees for BIOS, PC Card and USB products. Certain contracts include fixed royalty fees for various time periods in lieu of royalties on a per unit basis. Revenues attributable to such fees, which are included in software license fees, were $2,150,000 and $2,714,000 for fiscal 1997 and 1996, respectively. Although such contracts provide for fixed payments to be made at specified time periods, the timing or amount of such payments may be renegotiated as a matter of business practice. The fixed royalties recognized as a result of renegotiated contract terms were not material in fiscal 1997 and 1996. Engineering services increased to $10,774,000 from $8,006,000 or approximately 35% due to engineering services related to a contract to develop call-avoidance software products, as well as growth in the mobile computing market engineering services.

         COST OF REVENUES. Cost of revenues was $7,073,000 and $4,403,000 for fiscal 1997 and 1996, respectively. Cost of revenues as a percentage of revenues remained constant at 18% for the fiscal years ended January 31, 1997 and 1996. Cost of software license fees as a percentage of software license fees revenues increased to 9% from 6% primarily due to increases in royalties resulting from an increase in revenue subject to royalties and amortization of purchased software and software development costs. Cost of engineering services decreased as a percentage of engineering service revenues to 42% from 43%.

         RESEARCH AND DEVELOPMENT. Research and development expenses were $8,392,000 and $5,112,000, net of capitalized development costs of $2,116,000 and $1,206,000, for fiscal 1997 and 1996, respectively, an increase of approximately 64%. The increase in expenses resulted primarily from staff additions. Research and development expenses as a percentage of revenues were 21% in both periods. Included in research and development are costs associated with certain work performed under the Intel Agreement.

         SALES AND MARKETING. Sales and marketing expenses were $11,462,000 and $7,647,000 for fiscal 1997 and 1996, respectively, an increase of approximately 50%. The increase was primarily due to staff additions, increased costs of marketing programs and events and additional travel costs. Sales and marketing expenses as a percentage of revenues decreased to 29% from 31% due to the substantial relative increase in revenues.

         GENERAL AND ADMINISTRATIVE. General and administrative expenses were $3,499,000 and $2,719,000 for fiscal 1997 and 1996, respectively, an increase of approximately 29%. The increase was primarily due to staff additions and an increase in the provision for doubtful accounts. General and administrative expenses as a percentage of revenues decreased to 9% from 11% due to the substantial relative increase in revenues.

         PROVISION FOR INCOME TAXES. Provision for income taxes was $692,000 and $1,585,000 for fiscal 1997 and 1996, respectively. The Company recorded a tax provision in fiscal 1997 while incurring a net loss due to expenses incurred in connection with the Radish acquisition that were recorded for financial statement purposes but not for tax purposes. In fiscal 1997 and 1996, the Company was able to reduce its federal tax liability through the utilization of certain tax credits. The provision for income taxes in both periods includes foreign tax withheld on customers' payments to the Company for revenues originating in Taiwan and Japan. In connection with the acquisition of Radish, the Company acquired $12,100,000 of net operating loss carryforwards that will expire on various dates beginning in fiscal 2007. The Company has placed a full valuation allowance against the acquired net operating loss carryforwards based on management's judgment that it is more likely than not that the net operating loss carryforwards will not be utilized based on the limitations on their use and recent operating results.

LIQUIDITY AND CAPITAL RESOURCES

         To date, SystemSoft has financed its operations primarily from cash provided by operations and proceeds from stock issuances. As of January 31, 1998, the Company had cash and cash equivalents of $10,764,000 and working capital of $14,238,000. The Company's operating activities used cash of $2,790,000 for fiscal 1998 resulting mainly from the Company's fiscal 1998 operating loss. The Company's investing activities used cash of $7,446,000 in fiscal 1998. The principal uses of cash for investing activities in fiscal 1998 were the purchase of property and equipment of $3,846,000 and purchased software of $4,190,000. During fiscal 1998, the Company's financing activities have provided cash of $10,903,000. Specifically, the Company received proceeds of $1,592,000 from the exercise of stock options and $1,329,000 as proceeds from the purchase of the Company's stock in the employee stock purchase plan. Additionally, in May 1997, the Company completed a private placement of its common stock whereby the Company sold 1,066,666 shares of stock and the Company received gross proceeds of approximately $8,000,000.

         In September 1997, the Company finalized a revolving line of credit with a bank under which the Company may borrow up to the lesser of $7,000,000 or 75% of eligible accounts receivable, conditioned upon maintaining certain financial covenants, including specified levels of quarterly earnings, tangible net worth, working capital and liquidity. The line of credit also limits the Company's ability to pay dividends. At January 31, 1998, the Company had no borrowings under the line of credit and had credit availability of approximately $3,142,000. In April 1998, the Company and its bank amended the original line of credit to adjust the financial covenants as of January 31, 1998 to align better the covenants with the financial performance of the Company.

         As of January 31, 1998, the Company's commitments consisted primarily of office leases for its facilities. These leases, which are under non-cancelable operating lease agreements, expire on various dates through fiscal year 2012. The minimum annual rental commitment under these leases (net of subleases) for fiscal 1999 is $1,350,000. In December 1997, the Company entered into an agreement with Intel which requires the Company to pay $4,263,000 in lieu of future royalties which would have been paid over the life of certain of the Company's SystemWizard software products. At January 31, 1998 $1,022,000 had been paid and the remaining $3,241,000 is to be paid at various dates during fiscal 1999 and 2000.

         In January 1998, the Company recorded restructuring and other charges of $12,907,000. The cash payments required relating to these charges are approximately $737,000 which is expected to be expended during fiscal 1999.

         The Company believes that its current cash balances combined with cash flow from operations and availability under its revolving line of credit will be sufficient to meet its working capital and capital expenditure requirements through at least the next twelve months. This operating cash flow expectation assumes a return to profitability by the Company during the second half of fiscal 1999. Without a return to profitability in fiscal 1999, the Company may be required to seek additional external financing or reduce current operating costs in order to meet its current cash requirements over the next twelve months. In the event that the Company requires additional financing, the Company believes that it would be able to do so; however, there can be no assurance that it would be successful in procuring such financing, or that it could do so on terms favorable to the Company.

         To date, inflation has not had a material impact on the Company's financial results.

RECENT ACCOUNTING PRONOUNCEMENTS

         In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"), which is effective for fiscal years beginning after December 15, 1997, including interim periods. SFAS 130 requires the presentation of comprehensive income and its components. Comprehensive income presents a measure of all changes in equity that result from recognized transactions and economic events during the period other than transactions with stockholders. SFAS 130 requires restatement of all prior-period statements presented after the effective date. The Company will adopt SFAS 130 in the first quarter of fiscal 1999 and expects the impact of such adoption to be related primarily to the inclusion of foreign currency translation adjustments in comprehensive income.

         In July 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), which is effective for fiscal years beginning after December 15, 1997. SFAS 131 specifies revised guidelines for determining an entity's operating segments and the type and level of financial information to be disclosed. SFAS 131 changes current practice under SFAS 14 by establishing a new framework on which to base segment reporting. The Company will adopt SFAS 131 in its fiscal year ended January 31, 1999 and has not yet determined the impact of such adoption on its reporting as currently presented.

         In October 1997, the American Institute of Certified Public Accountants issued Statement of Position 97-2 ("SOP 97-2"), "Software Revenue Recognition", which provides guidance on applying generally accepted accounting principles in recognizing revenue on software transactions and supercedes SOP 91-1, "Software Revenue Recognition". The Company will adopt SOP 97-2 as of February 1, 1998 and expects that it will result in the deferral of certain revenues from certain future contracts. The adoption of SOP 97-2 may affect the comparability of results of operations, although the impact is not yet determinable.

YEAR 2000

         The Company has conducted a review of its computer systems to identify those areas that could be affected by the "Year 2000" issue. The Company presently believes, with modification to the existing software, the "Year 2000" issue will not pose significant operational problems and costs to complete this process are not anticipated to be material to its financial position or results of operations in any given year.

FACTORS THAT MAY AFFECT FUTURE RESULTS

         The Private Securities Litigation Reform Act of 1995 contains certain safe harbors regarding forward-looking statements. From time to time, information provided by the Company or statements made by its directors, officers or employees may contain "forward-looking" information that involves risks and uncertainties. Actual results may differ materially.

         Statements indicating that the Company "expects," "estimates," "believes," "is planning," or "plans to," are forward-looking, as are other statements concerning future financial results, product offerings or other events that have not yet occurred. There are several important factors, including those identified under the heading "Factors That May Affect Future Results" as well as factors discussed elsewhere in this report and in the Company's other reports filed with the Securities and Exchange Commission, including the Company's Annual Report on Form 10-K for fiscal 1998, which could cause actual results or events to differ materially from those anticipated by the forward-looking statements. Although the Company has sought to identify the most significant risks to its business, the Company cannot predict whether, or to what extent, any of such risks may be realized nor can there be any assurance that the Company has identified all possible issues or risks that the Company might face.

         The Company's future operating and financial results are subject to substantial risks and uncertainties. Revenue growth rates experienced by the Company to date may not be indicative of future growth rates and there can be no assurance that the Company will be profitable in the future. Rapidly changing technology, evolving industry standards and frequent new product introductions characterize the market for the Company's system-level and call-avoidance software. The Company's future success will depend upon its ability to enhance its current software and to develop and introduce new software which keeps pace with technological developments and evolving industry standards as well as to respond to changes in customer requirements. The Company may confront new competitors as it introduces new products and expands into new markets. Certain current and potential competitors of the Company are more established, benefit from greater market recognition and have substantially greater financial, development and marketing resources than the Company. Competitive pressures or other factors, including entry into new markets, may result in unit royalty erosion that could have a material adverse effect on the Company's results of operations. The Company believes that its performance to date has been largely dependent upon the adoption of its software by key participants in the PC industry; the loss of which or the failure to add new OEM participants could adversely effect the Company's product development efforts. In addition, the inability of the Company to replace revenues provided by these key customers or participants could have a material adverse effect on the Company's business and financial condition. The Company has depended to a significant extent upon a number of key management and technical employees. The loss of services of one or more of these key employees could have a material adverse effect on the Company's business and financial condition.

         The Company believes that future results of operations, both annually and quarterly, may fluctuate significantly based upon several factors including the timing of new product introductions, product mix, utilization of pilot programs of SystemWizard, changes in level of operating expenses, gain or loss of significant customers, personnel changes, activities of competitors, the ability of the Company to penetrate new markets and changes in economic conditions in general and in the Company's industry both nationally and internationally. The Company currently operates in the Asia-Pacific region through two wholly owned subsidiaries. The Asia-Pacific region suffered substantial economic turmoil during fiscal 1998 and this event negatively impacted the financial results of the Company. The Asia-Pacific economy continues to be in unrest and the success, or lack thereof, of a rebound in the Asia-Pacific regions' economies will have a direct impact on the future operating and financial results of the Company. SystemWizard revenue is subject to varying royalties payable to certain vendors for licensed technology on different product offerings within the SystemWizard family. These royalties may effect the total gross margin realized by the Company in any particular reporting period depending upon the mix of the individual SystemWizard product sold as well as the percentage of SystemWizard revenue when compared to the Company's total revenue. The volume, timing and nature of new contracts could have a significant impact on operating results for a particular quarter and may result in unanticipated quarterly earnings, shortfalls or losses. In such an event, the price of the Company's common stock would likely be materially adversely affected.

         The Company has international revenues that are subject to a number of risks including the enforcement of agreements, difficulty in collecting receivables, payment of withholding taxes, changes in product demand due to fluctuations in exchange rates and currency value fluctuations due to revenues generated in the local currency in Japan. The Company regards its software as proprietary and attempts to protect it with a combination of patent, copyright, trademark and trade secret laws and employee and third-party nondisclosure agreements. There can be no assurance that the protections put in place by the Company will be adequate.

SELECTED CONSOLIDATED FIVE-YEAR FINANCIAL DATA

Years ended January 31 In thousands, except per share data (6)       1998          1997          1996         1995          1994
----------------------------------------------------------------------------------------------------------------------------------
Total revenues                                                     $ 42,623      $ 39,668      $ 24,589     $ 15,691     $  9,154
Gross profit                                                         30,209        32,595        20,186       11,481        6,185
Acquired in process R&D and other charges                                --        46,456            --           --           --
Restructuring and other charges                                      12,907            --            --           --           --
Net income (loss) (1) (3)                                           (19,729)      (37,641)        3,591        2,026          230
Net income (loss) per common share-basic (1) (2) (3) (4) (7)          (0.76)        (1.70)         0.17         0.12         0.02
Net income (loss) per common share-diluted (1) (2) (3) (4) (7)        (0.76)        (1.70)         0.16         0.11         0.01
Weighted average number of common
     shares, basic (1) (2) (4) (7)                                   26,035        22,207        20,561       16,732       14,135
Weighted average number of common and common
     equivalent shares-diluted (1) (2) (4) (7)                       26,035        22,207        22,742       18,783       15,505
Total assets                                                       $ 33,559      $ 40,751      $ 26,952     $ 21,211     $  7,394
Notes payable                                                            --            --            --           --           60
Redeemable convertible preferred stock                                   --            --            --           --       12,581

SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA (UNAUDITED)

1998 Quarter Ended                                              April 30,     July 31,   October 31,  January 31,  Year Ended
-----------------------------------------------------------------------------------------------------------------------------
In thousands, except per share data                                1997         1997        1997         1998         1998
-----------------------------------------------------------------------------------------------------------------------------
Total revenues                                                 $ 12,477     $ 12,905     $ 13,233     $  4,008      $ 42,623
Gross profit                                                     10,045       10,074        9,470          620        30,209
     Income (loss) from operations                                3,017        1,009        1,046      (22,894)      (17,822)
     Income (loss) before income taxes                            3,014        1,118        1,181      (23,008)      (17,695)
     Provision for income taxes                                     995          359          236          434         2,034
Net income (loss) (1) (3)                                         2,019          749          945      (23,442)      (19,729)
Net income (loss) per common share-basic (1) (2) (3) (4)       $   0.08     $   0.03     $   0.04     $  (0.88)     $  (0.76)
Net income (loss) per common share-diluted (1) (2) (3) (4)     $   0.08     $   0.03     $   0.04     $  (0.88)     $  (0.76)
Common stock price per share (5)
     High                                                      $  18.00     $  14.50     $  14.13     $   8.38      $  18.00
     Low                                                       $   7.50     $   7.38     $   6.00     $   4.06      $   4.06


1997 Quarter Ended                                         April 30,     July 31,    October 31,  January 31,   Year Ended
--------------------------------------------------------------------------------------------------------------------------
In thousands, except per share data                          1996          1996         1996         1997          1997
--------------------------------------------------------------------------------------------------------------------------
Total revenues                                             $  8,050     $  9,291     $ 10,308     $ 12,019      $ 39,668
Gross profit                                                  6,680        7,555        8,213       10,147        32,595
     Income (loss) from operations                            1,890        2,207        2,523      (43,834)      (37,214)
     Income (loss) before income taxes                        1,966        2,290        2,619      (43,824)      (36,949)
     Provision (benefit) for income taxes                       688          801          917       (1,714)          692
Net income (loss) (3)                                         1,278        1,489        1,702      (42,110)      (37,641)
Net income (loss) per common share-basic (2) (3) (4)       $   0.06     $   0.07     $   0.08     $  (1.78)     $  (1.70)
Net income (loss) per common share-diluted (2) (3) (4)     $   0.06     $   0.06     $   0.07     $  (1.78)     $  (1.70)
Common stock price per share (5)
     High                                                  $  14.25     $  30.38     $  36.50     $  29.75      $  36.50
     Low                                                   $   5.38     $  12.00     $  17.50     $  10.25      $   5.38


(1) For fiscal 1998, net loss and net loss per common share reflects a charge for restructuring and other charges in the amount of $12,907 or $.50 per common share.

(2) Net income (loss) per share data has been restated for all periods presented to reflect the adoption of SFAS 128.

(3) For fiscal 1997, net loss and net loss per common share reflects a charge for acquired in-process R&D and other charges in the amount of $45,456 or $1.96 per common share.

(4) On June 19, 1996, the Board of Directors authorized and approved a 2 for 1 stock split in the form of a stock dividend. All share and per share data have been restated for all periods presented to reflect this stock split.

(5) The Company's common stock has been traded on the Nasdaq National Market under the symbol "SYSF" since August 4, 1994, the effective date of the Company's initial public offering. No cash dividends have been paid to date. The Company does not intend to declare or pay cash dividends in the near future and is restricted from doing so under the terms of its line of credit agreement. It is the Company's intention to retain earnings to finance the expansion of its business. The prices have been restated to reflect the 2 for 1 stock split. The price is based on the high and low closing sales price as quoted on the Nasdaq National Market.

(6) Fiscal 1996 and 1995 adjusted to reflect the acquisition of Ventura Micro, Inc. in June 1995 accounted for as a pooling of interests.

(7) Net income (loss) per common share and weighted average number of common and common equivalent shares for the years 1995 and 1994 have been presented on a pro forma basis which reflects the conversion of all outstanding shares of redeemable convertible preferred stock on the date of original issuance.

CONSOLIDATED BALANCE SHEETS

 January 31,                                                                1998              1997
-----------------------------------------------------------------------------------------------------
Assets
Current Assets:
     Cash and cash equivalents                                         $ 10,763,795      $ 10,807,691
     Restricted cash                                                             --         1,000,000
     Marketable securities                                                       --           101,507
     Accounts receivable, less allowance for doubtful
        accounts of $1,566,705 in 1998 and $917,915 in 1997               6,328,056        13,818,504
     Prepaid royalties                                                    2,553,704           100,000
     Prepaid and other current assets                                     2,727,184         2,343,941
     Deferred income taxes                                                       --         2,528,079
-----------------------------------------------------------------------------------------------------
     Total current assets                                                22,372,739        30,699,722

     Property and equipment, net                                          6,807,337         4,935,625
     Purchased software, net                                              3,012,463         3,747,032
     Software development costs, net                                        546,936         1,368,359
     Prepaid royalties, long-term portion                                   819,450                --
-----------------------------------------------------------------------------------------------------
     Total assets                                                      $ 33,558,925      $ 40,750,738
-----------------------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity
Current Liabilities:
     Accounts payable                                                  $  1,086,991      $  2,148,092
     Accrued expenses                                                     1,965,995         2,503,207
     Income taxes payable                                                   118,875           348,500
     Accrued compensation and benefits                                    2,037,380           498,456
     Accrued royalties                                                    2,296,500            96,250
     Deferred revenue                                                       628,613                --
-----------------------------------------------------------------------------------------------------
     Total current liabilities                                            8,134,354         5,594,505

     Other long-term liabilities                                          1,480,143                --
     Deferred income taxes                                                       --         1,642,141
     Commitments and contingencies (Notes 8 and 15)

Stockholders' Equity
     Preferred Stock, $.01 par value; 1,000,000 shares authorized;
        none issued and outstanding
     Common Stock, $.01 par value; 90,000,000 and 30,000,000
        shares authorized; 26,807,443 and 25,146,061 shares issued          268,074           251,460
     Additional paid-in capital                                          83,328,220        72,441,614
     Cumulative translation adjustment                                     (744,100)               --
     Less treasury stock, at cost, 159,246 shares                          (427,187)         (427,187)
     Accumulated deficit                                                (58,480,579)      (38,751,795)
-----------------------------------------------------------------------------------------------------
     Total stockholders' equity                                          23,944,428        33,514,092
-----------------------------------------------------------------------------------------------------
     Total liabilities and stockholders' equity                        $ 33,558,925      $ 40,750,738
-----------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended January 31,                                               1998              1997              1996
-----------------------------------------------------------------------------------------------------------------
Revenues
     Software license fees                                       $ 37,072,095      $ 28,894,318      $ 16,582,970
     Engineering services                                           5,550,537        10,773,527         8,005,617
-----------------------------------------------------------------------------------------------------------------
     Total revenues                                                42,622,632        39,667,845        24,588,587

Cost of Revenues
     Software license fees                                          6,726,808         2,548,960           984,735
     Engineering services                                           5,686,963         4,524,285         3,418,003
-----------------------------------------------------------------------------------------------------------------
     Total cost of revenues                                        12,413,771         7,073,245         4,402,738
-----------------------------------------------------------------------------------------------------------------
     Gross profit                                                  31,568,429        32,594,600        20,185,849

Operating Expenses
     Research and development                                      12,860,282         8,391,732         5,111,759
     Sales and marketing                                           14,908,068        11,462,366         7,646,792
     General and administrative                                     7,354,999         3,498,749         2,719,032
     Restructuring and other charges                               12,907,337                --                --
     Acquired in-process R&D and other charges                             --        46,455,622                --
-----------------------------------------------------------------------------------------------------------------
Total operating expenses                                           48,030,686        69,808,469        15,477,583
-----------------------------------------------------------------------------------------------------------------
(Loss) income from operations                                     (17,821,825)      (37,213,869)        4,708,266
Interest income                                                       288,536           397,148           575,868
Interest expense                                                     (141,686)           (6,808)           (1,081)
Foreign exchange loss                                                 (19,657)         (125,100)         (106,977)
-----------------------------------------------------------------------------------------------------------------
(Loss) income before provision for income taxes                   (17,694,632)      (36,948,629)        5,176,076
Provision for income taxes                                          2,034,152           692,253         1,584,787
-----------------------------------------------------------------------------------------------------------------
Net (loss) income                                                $(19,728,784)     $(37,640,882)     $  3,591,289
-----------------------------------------------------------------------------------------------------------------
Per share net (loss) income
      Basic                                                      $      (0.76)     $      (1.70)     $       0.17
      Diluted                                                    $      (0.76)     $      (1.70)     $       0.16
Weighted average shares outstanding
      Basic                                                        26,034,716        22,206,952        20,560,574
      Diluted                                                      26,034,716        22,206,952        22,742,292

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED JANUARY 31, 1998, 1997 AND 1996

                                                                         Additional     Cumulative
                                               Common Stock                Paid-In      Translation
                                             Shares    Amount              Capital       Adjustment
-------------------------------------------------------------------------------------------------------
Balance, January 31, 1995                19,909,898   $    199,098      $ 22,356,075             --
Stock options exercised                   1,061,274         10,612         1,077,732
Treasury stock
Issuance of common stock
     under employee stock
     purchase plan                          134,866          1,350           457,195
Tax benefit from exercise
     of stock options                                                        976,554
Net income
-------------------------------------------------------------------------------------------------------
Balance, January 31, 1996                21,106,038        211,060        24,867,556               --
Stock options exercised                   1,770,247         17,702         4,419,506
Issuance of common stock
     under employee stock
     purchase plan                          231,974          2,320         1,303,694
Tax benefit from exercise
     of stock options                                                        238,584
Issuance of common stock
     to acquire Radish
     Communications                       2,037,802         20,378        37,841,335
Issuance of stock
     purchase warrants                                                     3,770,939
Net loss
-------------------------------------------------------------------------------------------------------
Balance, January 31, 1997                25,146,061        251,460        72,441,614               --
Stock options exercised                     377,150          3,771         1,587,838
Issuance of common stock
     under employee stock
     purchase plan                          217,566          2,176         1,326,935
Foreign currency translation
     adjustment                                                                          $   (744,100)
Net proceeds from
     issuance and sale
     of common stock,
     net of issuance
     costs of $17,500                     1,066,666         10,667         7,971,833
Net loss
-------------------------------------------------------------------------------------------------------
Balance, January 31, 1998                26,807,443   $    268,074      $ 83,328,220     $   (744,100)
-------------------------------------------------------------------------------------------------------

                                                                                          Total
                                              Treasury Stock           Accumulated    Stockholders'
                                           Shares        Amount           Deficit        Equity
----------------------------------------------------------------------------------------------------
Balance, January 31, 1995                 (112,900)    $(128,696)      $(4,702,202)  $ 17,724,275
Stock options exercised                                                                 1,088,344
Treasury stock                             (46,346)     (298,491)                        (298,491)
Issuance of common stock
     under employee stock
     purchase plan                                                                        458,545
Tax benefit from exercise
     of stock options                                                                     976,554
Net income                                                                3,591,289     3,591,289
----------------------------------------------------------------------------------------------------
Balance, January 31, 1996                 (159,246)     (427,187)        (1,110,913)   23,540,516
Stock options exercised                                                                 4,437,208
Issuance of common stock
     under employee stock
     purchase plan                                                                      1,306,014
Tax benefit from exercise
     of stock options                                                                     238,584
Issuance of common stock
     to acquire Radish
     Communications                                                                    37,861,713
Issuance of stock
     purchase warrants                                                                  3,770,939
Net loss                                                                (37,640,882)  (37,640,882)
----------------------------------------------------------------------------------------------------
Balance, January 31, 1997                 (159,246)     (427,187)       (38,751,795)   33,514,092
Stock options exercised                                                                 1,591,609
Issuance of common stock
     under employee stock
     purchase plan                                                                      1,329,111
Foreign currency translation
     adjustment                                                                          (744,100)
Net proceeds from
     issuance and sale
     of common stock,
     net of issuance
     costs of $17,500                                                                   7,982,500
Net loss                                                                (19,728,784)  (19,728,784)
----------------------------------------------------------------------------------------------------
Balance, January 31, 1998                 (159,246)   $ (427,187)      $ 58,480,579  $ 23,944,428
----------------------------------------------------------------------------------------------------



The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended January 31,                                                           1998              1997              1996
-----------------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
Net (loss) income                                                            $(19,728,784)     $(37,640,882)     $  3,591,289
Adjustments to reconcile net (loss) income to cash (used in) provided by operating activities:
     Restructuring and other charges, non-cash portion                         12,170,146                --                --
     Depreciation and amortization                                              6,432,406         3,122,814         1,495,953
     Deferred income taxes                                                        885,938           (47,572)          103,846
     Provision for doubtful accounts                                            1,970,374         1,312,592           255,743
     Tax benefit from exercise of stock options                                        --           238,584           976,554
     Non-cash charge for acquired in-process
       R&D and other charges                                                           --        42,288,123                --
     Changes in operating assets and liabilities:
       Accounts receivable                                                      2,822,211       (10,456,081)       (4,771,352)
       Prepaid and other current assets                                          (377,514)       (1,270,052)         (384,646)
       Prepaid royalties                                                      (12,746,571)               --                --
       Accounts payable                                                        (1,061,101)        1,266,103            63,574
       Accrued expenses                                                           (54,666)         (704,344)           54,561
       Other long-term liabilities                                              1,480,143                --                --
       Income taxes payable                                                      (229,625)         (175,758)          133,115
       Accrued commissions                                                             --                --           (31,257)
       Accrued compensation and  benefits                                       1,653,959           (69,596)          (39,628)
       Accrued royalties                                                        3,364,330         1,335,928           214,571
       Deferred revenue                                                           628,613                --          (260,000)
-----------------------------------------------------------------------------------------------------------------------------
Net cash (used in) provided by operating activities                            (2,790,141)         (800,141)        1,402,323
-----------------------------------------------------------------------------------------------------------------------------
Cash Flows from Investing Activities
     Cash acquired in acquisition of
       Radish Communications                                                         --           4,247,921                --
     Purchases of property and equipment                                       (3,846,441)       (3,263,345)       (2,321,965)
     Purchased software costs                                                  (4,190,060)       (3,218,761)         (497,474)
     Software development costs                                                  (510,666)       (2,116,227)       (1,206,208)
     Sale of marketable securities                                                101,507         3,858,983           924,579
     Decrease (increase) in restricted cash                                     1,000,000        (1,000,000)               --
-----------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                          (7,445,660)       (1,491,429)       (3,101,068)
-----------------------------------------------------------------------------------------------------------------------------
Cash Flows from Financing Activities
     Proceeds from exercise of stock options and
       common stock warrants                                                    1,591,609         4,437,208         1,088,344
     Proceeds from employee stock purchase plan                                 1,329,111         1,306,014           458,544
     Purchase of treasury stock                                                        --                --          (298,491)
     Minority interest in subsidiary                                                   --           (50,000)           50,000
     Proceeds from issuance of common stock,
       net of issuance costs of $17,500                                         7,982,500                --                --
-----------------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                      10,903,220         5,693,222         1,298,397
-----------------------------------------------------------------------------------------------------------------------------
Effects of exchange rate changes on
     cash and cash equivalents                                                   (711,315)               --                --
Net (decrease) increase in cash and cash equivalents                              (43,896)        3,401,652          (400,348)
-----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of year                                 10,807,691         7,406,039         7,806,387
-----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                     $ 10,763,795      $ 10,807,691      $  7,406,039
-----------------------------------------------------------------------------------------------------------------------------

See Note 10 for supplemental cash flow disclosures

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

              THE COMPANY. SystemSoft Corporation (the "Company") designs, develops, markets, licenses and supports call avoidance, PC Card and advanced system-level software products for manufacturers of mobile and desktop personal computers and peripherals. The Company delivers enabling technologies which increase PC functionality and simplify usage while allowing manufacturers to differentiate their products through highly expandable system design. The principal markets for the Company's products are U.S. and Asia-Pacific based manufacturers of personal computers and related devices.

              BASIS OF PRESENTATION. The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and accounts have been eliminated in consolidation. Certain amounts in the prior year financial statements have been reclassified to conform with the current year presentation.

              USE OF ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates included in the financial statements are the valuation of accounts receivable, deferred tax assets, purchased software and software development costs.

              CASH EQUIVALENTS AND MARKETABLE SECURITIES. Cash equivalents include highly liquid investments purchased with an original maturity of three months or less. Marketable securities consist primarily of U.S. Treasury obligations classified as "held to maturity" and are stated at amortized cost which approximates fair market value. Restricted cash represented security on a letter of credit issued to the lessor of the Company's new corporate office space which was released upon the Company's occupying the office space in fiscal 1998.

              PROPERTY AND EQUIPMENT. Property and equipment is recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the assets (generally three to five years). Leasehold improvements are amortized over the lesser of the lease term or the life of the asset. Upon retirement or other disposition of property and equipment, the cost and related depreciation are removed from the accounts and the resulting gain or loss is reflected in net income.

              PURCHASED SOFTWARE. Purchased software costs consist of purchased technologies, costs of translating the Company's products into various languages and costs to build knowledge bases for the call-avoidance software products. Capitalized costs are amortized commencing upon the general release of the product on a straight-line basis over the estimated economic lives of the related products (generally one to three years). The Company reviews purchased software development costs each period and, if necessary, reduces the carrying value of each product to its net realizable value. As more fully discussed in
Note 3, in fiscal 1998, the Company wrote off $2,470,022 of net purchased software costs based on management's evaluation of net realizable value of the purchased software costs. Accumulated amortization was $1,561,824 and $328,327 at January 31, 1998 and 1997, respectively. Related amortization expense was $2,856,716, $679,533 and $233,550 for fiscal 1998, 1997 and 1996, respectively.

              INCOME TAXES. The Company provides for deferred income taxes resulting from temporary differences between financial and taxable income. Such differences arise primarily from operating loss carryforwards, U.S. and foreign tax credits, accruals, capitalized software costs, and provisions for doubtful accounts. Valuation allowances are provided if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

              PREPAID ROYALTIES. The Company licenses certain technologies owned by other software development companies to supplement the Company's core products. The Company also entered into several contracts with certain third parties to deliver customized versions of its products. The Company in turn pays the third parties a royalty based on sales of the related product(s). Payments made under technology licensing agreements are recorded as prepaid expenses and are amortized to expense as related product revenues are recorded. Royalties expected to be amortized to expense beyond the next fiscal year are recorded as a long term asset.

              SOFTWARE DEVELOPMENT COSTS. The Company capitalizes certain internally generated software development costs after technological feasibility has been established. Capitalized costs are amortized commencing upon the general release of the product on a straight-line basis over the products estimated economic lives (generally one to three years). The Company reviews capitalized software development costs each period and, if necessary, reduces the carrying value of each product to its net realizable value.

              As more fully discussed in Note 3, in fiscal 1998, the Company wrote off $726,707 of net software development costs based on management's evaluation of net realizable value of the software development costs. Accumulated amortization was $2,116,688 and $1,973,745 at January 31, 1998 and 1997, respectively. Related amortization expense was $605,382, $792,672 and $439,698 for fiscal 1998, 1997 and 1996, respectively.

              REVENUE RECOGNITION. Revenue from software license fees is recognized when the software has been delivered, providing that no significant vendor obligations remain outstanding, customer acceptance is reasonably assured and collectibility is deemed probable. Revenue recognized from software licenses with minimum guaranteed payments is limited to amounts due within the next fiscal quarter. Additional software license fees are recognized as per unit royalties exceed the minimum guaranteed payments. Insignificant vendor obligations, if any, remaining after contract execution and shipment are accounted for by accruing the costs related to the remaining obligations.

              Revenue from engineering services consists of fees charged for customization of software and is recognized as related services are performed and contractual milestones are met.

              NONMONETARY TRANSACTIONS. The Company occasionally enters into nonmonetary transactions in which the Company's software licenses are exchanged for products or services. These transactions are recorded at the estimated fair market value of the product or service received and/or software license value.

              FOREIGN CURRENCY TRANSLATION. The Company considers the local currency of each subsidiary as the respective functional currency. Assets and liabilities are translated into U.S. dollars at the year end exchange rate. Income and expense items are translated at average rates of exchange prevailing during each period. The resulting foreign currency translation adjustments are reflected as a separate component of stockholders' equity. Prior to fiscal 1998, translation adjustments were immaterial and were recognized as a component of foreign currency gain or loss.

              COOPERATIVE MARKETING. In fiscal 1998 and 1997 the Company entered into arrangements with customers to cooperatively advertise its call-avoidance software in order to enhance market awareness of the products with end users.

Marketing expenses related to these programs are deducted directly from the customer accounts receivable balances and charged to sales and marketing expense in the period in which the advertisement appears.

2. PROPERTY AND EQUIPMENT

Property and equipment are stated at cost and consist of the following:

                                 Estimated Life       January 31,                   1998                1997
------------------------------------------------------------------------------------------------------------
Computer equipment                  3 years                                 $  9,238,337        $  6,039,427
Furniture and fixtures              5 years                                    1,766,650           1,605,552
Office equipment                    3-5 years                                    442,739             358,813
Leasehold improvements              2-5 years                                  2,283,465             931,487
------------------------------------------------------------------------------------------------------------
                                                                              13,731,191           8,935,279
Less accumulated depreciation                                                 (6,923,854)         (3,999,654)
------------------------------------------------------------------------------------------------------------
Property and equipment, net                                                 $  6,807,337        $  4,935,625
------------------------------------------------------------------------------------------------------------

         Depreciation expense on property and equipment was $2,924,200, $1,650,609 and $829,438 for fiscal 1998, 1997 and 1996, respectively.

3. RESTRUCTURING AND OTHER CHARGES

         In January 1998, the Company recorded total restructuring and other charges of $12,907,000. The other charges were composed primarily of $9,473,000 for the write-down of prepaid royalty obligations and $3,197,000 for the write-off of certain capitalized software development and purchased software costs. The charges were reduced by the reversal of $500,000 of the December 1996 charge related to the acquisition of Radish Communications, Inc. as a result of better than expected experience for certain relocation accruals and other costs. The charge was the result of management's review of operations following the significant fourth quarter revenue shortfall and reduced revenue expectations for certain products. Based on its review, management concluded that these factors impaired the realizablility of certain prepaid royalties and previously capitalized intangible assets. In addition, in an effort to reposition the Company's business lines to better attain the Company's overall business goals, management decided to license the Company's USB technology and undertake general cost reductions. The actions related to these charges were substantially completed by January 31, 1998 and resulted in a restructuring charge of $415,000 composed primarily of employee severance and facility abandonment costs.

         Approximately $737,000 of the charge is expected to result in cash expenditures in fiscal 1999 and was accrued as of January 31, 1998. Management believes that the accrual will be adequate to cover future expenditures associated with the actions.

         Under the terms of the USB Licensing, management of the USB business line was granted exclusive rights to the USB technology and formed Global Technology Development, Inc. (GTD), an unaffiliated company. The Company was granted a 15% equity interest in GTD. Due to the uncertainties surrounding the future operations of GTD and GTD's ability to successfully leverage the USB technology, the Company did not recognize any benefit related to this transaction due to the uncertainty related to the realizability of amounts due to the Company. The USB license agreement requires the Company to pay GTD $240,000 for completion of certain engineering services and provides for GTD to pay the Company $480,000 in fiscal 1999.

4. STOCKHOLDERS EQUITY

         PREFERRED STOCK. In June 1994, the stockholders of the Company approved the creation of a new class of undesignated preferred stock and authorized 1,000,000 shares of $.01 par value, in one or more series, with voting rights and preferences to be determined by the Board of Directors. There were no shares issued or outstanding as of January 31, 1998.

         COMMON STOCK. On July 30, 1996, a majority of the stockholders of the Company voted to increase the number of authorized shares of common stock to 90,000,000 shares.

         STOCK SPLIT. On June 19, 1996, the Company's Board of Directors declared a two-for-one stock split, payable in the form of a 100% stock dividend that was distributed on July 17, 1996 to holders of record on July 3, 1996. The par value of the additional 10,783,848 shares of common stock issued in connection with the stock split was transferred to common stock from additional paid-in capital. All references to number of shares (except shares authorized), per share data and stock option plan data have been restated for all periods presented to reflect the stock split.

         WARRANTS. In December 1996, in conjunction with the Radish acquisition, the Company issued a common stock purchase warrant which entitles the holder to purchase 750,000 shares of common stock at an exercise price of $23.00. The right to purchase 500,000 shares expires in December 1998 and the right to purchase the remaining 250,000 shares expires in December 1999. The estimated fair value of the warrants at the date of issuance, $3,771,000, was recorded as an increase to additional paid-in capital in fiscal 1997.

         EARNINGS PER SHARE DISCLOSURES. The Company computes basic and diluted earnings per share in accordance with SFAS 128, "Earnings per Share," which the Company adopted as of January 31, 1998. Basic earnings per share is based upon the weighted-average number of common shares outstanding during the period. Common equivalent shares have been excluded from the computation of diluted loss per share for fiscal 1998 and 1997, as their effect would have been anti-dilutive. Common equivalent shares result from the assumed exercise of stock options and warrants, the proceeds of which are then assumed to have been used to repurchase outstanding common stock using the treasury stock method.

         Options to purchase 5,547,459 and 4,388,826 shares of common stock outstanding during the years ended January 31, 1998 and 1997, respectively, were excluded from the year to date calculation of diluted net loss per share as the effect of their inclusion would have been anti-dilutive. Warrants to purchase 750,000 shares of common stock outstanding during the years ended January 31, 1998 and 1997 were excluded from the year to date calculation of diluted net loss per share as the effect of their inclusion would have been anti-dilutive.

The following is a reconciliation of the numerator and denominator of the basic and diluted per-share computations:

Years ended January 31,                 1998                1997                1996
----------------------------------------------------------------------------------------
BASIC EPS
Numerator:
Net income (loss)               $(19,728,784)       $(37,640,882)       $  3,591,289
Denominator:
Common shares outstanding         26,034,716          22,206,952          20,560,574

Basic EPS                               (.76)              (1.70)                .17
----------------------------------------------------------------------------------------

DILUTED EPS
Numerator:
Net income (loss)                (19,728,784)        (37,640,882)          3,591,289
Denominator:
Common shares outstanding         26,034,716          22,206,952          20,560,574
Common stock equivalents                  --                  --           2,181,718
----------------------------------------------------------------------------------------
                                  26,034,716          22,206,952          22,742,292

Diluted EPS                     $       (.76)       $      (1.70)       $        .16
----------------------------------------------------------------------------------------

         PRIVATE PLACEMENT OF COMMON STOCK. On May 7, 1997, the Company completed a private placement of its common stock whereby a strategic partner invested $8,000,000 in the Company and received 1,066,666 shares of common stock, representing a per share price of $7.50 and constituting approximately 4% of the Company's outstanding voting stock at that date. The shares sold as part of the private placement have certain restrictions on transferability but otherwise carry substantially the same rights as other outstanding common shares.

         STOCK-BASED COMPENSATION PLANS. The Company adopted the disclosure provisions of SFAS 123 in 1997 and has applied APB Opinion 25 and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its stock option plans. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates as calculated in accordance with SFAS 123, pro forma information would have been:

Years ended January 31,                                            1998                  1997                 1996
---------------------------------------------------------------------------------------------------------------------
Net (loss) income - as reported                          $  (19,728,784)       $  (37,640,882)       $   3,591,289
Net (loss) income - pro forma                               (25,390,588)          (40,941,446)           2,947,302
Net (loss) income per share - as reported, basic                   (.76)                (1.70)                 .17
Net (loss) income per share - as reported, diluted                 (.76)                (1.70)                 .16
Net (loss) income per share - pro forma, basic                     (.98)                (1.84)                 .14
Net (loss) income per share - pro forma, diluted                   (.98)                (1.84)                 .13

         The fair value of each stock option and each common share issued under the Company's employee stock purchase plan is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

Years ended January 31,         1998        1997        1996
------------------------------------------------------------------
Expected life, in years          4.5         4.5         4.5
Expected volatility             75.0%       62.5%       62.5%
Risk free interest rate          5.5%        6.0%        6.0%
Expected dividends               --          --          --

         The effects of applying SFAS 123 for the purposes of providing pro forma disclosure may not be indicative of the effects on reported net income
(loss) for future years, as the pro forma disclosures include the effects of only those awards granted after February 1, 1995.

         In January 1992, the Company adopted the 1992 Stock Option Plan (the "Employee Plan") and the 1992 Directors' Stock Option Plan (the "Directors' Plan"). The Employee Plan provided for the granting of incentive stock options to employees and nonqualified stock options to employees, consultants and advisors of the Company. The Directors' Plan provided for the granting of nonqualified stock options to Directors. In February 1993, the Company adopted the 1993 California Stock Option Plan (the "California Plan"), which provided for the issuance of incentive stock options for employees located in California. The Employee Plan, the Directors' Plan and the California Plan all expired in June 1994, except as to options then outstanding.

         In June 1994, the Company adopted the 1994 Omnibus Stock Plan (the "1994 Plan") and the 1994 Non-Employee Director Stock Option Plan (the "1994 Directors' Plan"). The 1994 Plan provided for the granting of up to 700,000 incentive stock options to employees and nonqualified stock options or restricted stock to employees, consultants, directors and officers of the Company. The 1994 Directors' Plan provided for the granting of up to 200,000 nonqualified stock options to directors. On March 23, 1995, the Company's Board of Directors approved an amendment to the 1994 Plan, reserving an additional 800,000 shares plus such additional number of shares as become available due to the forfeiture of options previously granted pursuant to the Employee Plan and the California Plan. On February 28, 1996, the Company's Board of Directors approved an amendment to the 1994 Plan, reserving an additional 2,500,000 shares. On April 30, 1997, the Company's Board of Directors approved an amendment to the 1994 Plan, reserving an additional 1,200,000 shares. These amendments were all approved by a majority vote of the Company's stockholders.

         The exercise price of incentive stock options must be at least equal to the fair market value of the stock on the date of the grant. The exercise price of nonqualified stock options is determined by the Board of Directors. To date, all nonqualified stock options have been granted at a price equal to the fair market value of the stock on the date of the grant. Accordingly, the granting of incentive and nonqualified options has not resulted in a compensation charge. The stock options generally vest over a four year period and expire ten years from the date of grant.

         As a result of the acquisition of Radish Communications Systems, Inc. ("Radish") (see Note 14), the Company acquired the 1992 Stock Option Plan and related option agreement ("Radish Plan"). The options granted under the Radish Plan converted to options to purchase 188,708 shares of the Company's common stock. The Radish Plan for incentive stock options vest over a four year period and expire eight years after the date of grant and non-qualified stock options are generally fully vested when granted.

         The following table summarizes the status of the Company's stock option plans at January 31, 1998, 1997 and 1996, and changes during the years then ended:

                                                          1998                         1997                          1996
                                                                Weighted-                     Weighted-                   Weighted-
                                                                  Average                       Average                     Average
                                                                 Exercise                      Exercise                    Exercise
                                                   Shares           Price        Shares           Price        Shares         Price
------------------------------------------------------------------------------------------------------------------------------------
Outstanding at the beginning of the year        4,388,826        $   6.54     4,167,550        $   3.39     3,639,028       $   1.50
Granted                                         2,326,900            7.18     2,067,700            9.80     2,094,652           5.30
Acquired option pool                                   --              --       188,708            1.19            --             --
Exercised                                        (377,150)           4.23    (1,770,247)           2.51    (1,061,274)          1.03
Canceled                                         (791,117)           9.75      (264,885)           5.49      (504,856)          2.43
------------------------------------------------------------------------------------------------------------------------------------
Outstanding at the end of the year              5,547,459            6.48     4,388,826            6.54     4,167,550           3.39
====================================================================================================================================

Options exercisable at year end                 2,072,408        $   5.49       928,366        $   4.03       994,359       $   1.56

Weighted-average grate-date fair value
   of options granted during the year                            $   4.61                      $   5.57                     $   2.96
------------------------------------------------------------------------------------------------------------------------------------


The following table summarizes information about stock options outstanding at January 31, 1998:

                            Options Outstanding                                  Options Exercisable
--------------------------------------------------------------------       -----------------------------------
    Range of                              Remaining        Weighted-         Weighted-
    Exercise                Number      Contractual          Average            Number             Average
      Prices           Outstanding             Life   Exercise Price       Exercisable      Exercise Price

$  .43 - $ 1.88            751,164             5.82           $ 1.73           694,501              $ 1.72
  1.90 -   4.69            749,791             7.50             4.26           382,768                4.18
  5.22 -   7.25          1,737,252             9.10             6.50           250,106                6.34
  7.38 -   8.00          1,759,689             8.63             7.60           576,375                7.69
  8.63 -  23.63            549,563             9.05            12.35           168,658               15.23
--------------------------------------------------------------------------------------------------------------
$  .43 - $23.63          5,547,459             8.29           $ 6.48         2,072,408              $ 5.49

         EMPLOYEE STOCK PURCHASE PLAN. In June 1994, the Company adopted the 1994 Employee Stock Purchase Plan and has reserved 700,000 shares of common stock for issuance under the plan, including 500,000 shares approved by the stockholders in fiscal 1996. Subject to certain limitations, SystemSoft employees may purchase shares of common stock at a price per share that is the lesser of 85% of the fair value as of the beginning or end of the annual offering period. Shares issued under the Employee Stock Purchase Plan were 217,566 and 231,974 in fiscal 1998 and 1997, respectively. The pro forma expense impact under SFAS 123 for common shares issued under the Employee Plan was$590,364, $212,593 and $32,154 for fiscal 1998, 1997 and 1996, respectively.

         STOCK OPTION REPRICING. The Company's Board of Directors approved an option exchange program effective March 2, 1998. Under the program, all employees except Officers and Directors having more than one year of service, were given the choice of having all or some of their outstanding stock options repriced to the closing price of the Company's common stock as of March 9, 1998. For those employees that elected to have options repriced, a replacement option with an exercise price of $4.50 per share was granted and the original option was canceled. For employees at the Director level and below, vested options that were repriced will vest at the rate of 25% per quarter; for Vice Presidents and Assistant Vice Presidents, vested options that were replaced will vest at the rate of 12.5% per quarter. For all employee levels, all options that were non-vested as of March 2, 1998 will continue to vest on their previous vesting schedule.

5. INCOME TAXES

The components of the provision for income taxes are as follows:

Years ended January 31,                      1998               1997               1996
-------------------------------------------------------------------------------------------
Current tax expense:
   Federal                                     --        $   202,798        $ 1,084,000
   State                                       --             35,788             76,660
   Foreign taxes                      $ 1,148,214            501,241            320,281
-------------------------------------------------------------------------------------------
                                        1,148,214            739,827          1,480,941
-------------------------------------------------------------------------------------------
Deferred tax expense (benefit):
-------------------------------------------------------------------------------------------
   Federal                                885,938           (116,208)            93,385
   State                                       --             68,634             10,461
-------------------------------------------------------------------------------------------
                                          885,938            (47,574)           103,846
-------------------------------------------------------------------------------------------
Total                                 $ 2,034,152        $   692,253        $ 1,584,787
===========================================================================================



A reconciliation of the U.S. federal statutory rate to the effective tax rate is as follows:

Years ended January 31,               1998        1997        1996
------------------------------------------------------------------------
Tax at U.S. statutory rate            (35)%       (35)%        35%
Current year loss not benefited        35          --          --
Increase of valuation allowance         5          --          --
Foreign taxes                           6          --          --
Acquired in-process R&D                --          34          --
Stock purchase warrant                 --           4          --
Other                                  --          (1)         --
State income taxes, net                --          --           3
Benefit for foreign tax credits        --          --          (7)
------------------------------------------------------------------------
Total                                  11%          2%         31%
========================================================================


The components of the deferred tax assets and (liabilities) are as follows:

January 31,                                                1998                1997
------------------------------------------------------------------------------------------
Deferred tax liabilities:
   Purchased software                              $   (958,257)       $ (1,171,903)
   Software capitalization                             (185,958)           (465,241)
   Depreciation                                              --              (4,997)
------------------------------------------------------------------------------------------
Gross deferred tax liabilities                       (1,144,215)         (1,642,141)
Deferred tax assets:
   Foreign tax credits                                1,925,186             950,409
   Depreciation                                         559,727                  --
   Allowance for doubtful accounts                      532,680             216,892
   Net operating loss carryforwards                  16,269,410          10,284,150
   Acquired net operating loss carryforwards          4,235,000           4,235,000
   R&D credits                                        1,668,870             261,000
   Acquisition costs                                         --             510,628
   Other                                                107,100                  --
------------------------------------------------------------------------------------------
Gross deferred tax assets                            25,297,973          16,458,079
------------------------------------------------------------------------------------------
Valuation allowance                                $(24,153,758)        (13,930,000)
------------------------------------------------------------------------------------------
Net deferred tax assets                                      --        $    885,938
------------------------------------------------------------------------------------------

         In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and other matters in making this assessment. At January 31, 1998 management increased the valuation allowance to $24,153,758 and reversed the January 31, 1997 net deferred tax asset of $885,938 through the recognition of income tax expense.

         The sale of stock acquired through the exercise of incentive stock options prior to the expiration of the required holding period and the exercise of nonqualified stock options result in state and federal income tax benefits to the Company equal to the difference between the market price at the date of exercise and the option exercise price times the Company's tax rate. No amounts were credited to additional paid-in capital during fiscal 1998 as the Company had a net tax loss in fiscal 1998. During fiscal 1997 and 1996, $238,584 and $976,554, respectively, was credited to additional paid-in capital to recognize this benefit. The Company had $29,000,000 of tax deductions related to the sale of stock acquired through the exercise of incentive stock options prior to the expiration of the required holding period and the exercise of non-qualified stock options at January 31, 1998. The recognition of the tax benefit related to these tax deductions will result in an increase to additional paid-in capital in the year realized.

         As of January 31, 1998, the Company had net operating loss carryforwards of $18,000,000 available to offset future taxable income. The net operating loss carryforwards will expire on various dates beginning in fiscal 2007. In addition, the Company has approximately $12,100,000 of Radish net operating losses, incurred prior to the December 19, 1996 acquisition, which are subject to certain change of control limitations under the Internal Revenue Code. These Radish net operating losses will expire on various dates beginning in fiscal 2007.

6. STRATEGIC RELATIONSHIPS

         Intel held approximately seven, eight and nine percent of the outstanding shares of the Company's common stock as of January 31, 1998, 1997 and 1996, respectively.

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

         In October 1995 the Intel Agreement was amended to include engineering services on additional products. The agreement provides the Company with engineering service payments up to $3,600,000, which included an initial payment of $600,000 and subsequent quarterly payments of $375,000 commencing on January 1, 1996, through October 1, 1997. Revenue is recognized as work is performed and milestones are met. Payments to the Company can be made by offsetting amounts from royalties due to Intel under the Intel Agreement, to the extent, if any, that such earned royalties are less than the amounts payable to the Company. Royalties earned by Intel of $1,164,080, $951,507 and $452,278 were used to offset amounts owed to the Company in fiscal 1998, 1997 and 1996, respectively. Included in accounts receivable are amounts due from Intel amounting to $40,570 and $1,466,015 at January 31, 1998 and 1997, respectively.

         In December 1997, the Company entered into an agreement with Intel which requires the Company to make guaranteed payments of $4,263,000 in lieu of future royalties which would have been paid over the life of certain of the Company's call-avoidance software products. The guaranteed payments are comprised of $1,022,000 of cash payments made in fiscal 1998 and $3,241,000 of cash payments to be paid at various dates during fiscal 1999 and 2000.

         During fiscal 1996, 1997 and 1998, the Company had revenues from the Intel agreement of $2,235,000, $1,875,000 and $750,000, respectively. Total revenues from Intel during fiscal 1996, 1997 and 1998 were $2,483,111, $2,525,000 and $922,762, respectively.

         In connection with the February 28, 1997 termination of the Software Development and License Agreement with Digital Equipment Corporation ("DEC"), the Company agreed to provide DEC certain license privileges and guarantee payments of $6,750,000 in lieu of future royalties which would have been paid over the life of certain call-avoidance software products. All amounts owed to DEC under the termination agreement have been paid as of January 31, 1998.

         As discussed in Note 4, the Company completed an $8 million private placement of its common stock with a strategic partner. The same strategic partner entered into license agreements with the Company during fiscal 1998 and was a greater than 10% customer in fiscal 1998.

7. LINE OF CREDIT

         At January 31, 1998 the Company had a Revolving Line of Credit agreement ("the Agreement") with a bank whereby the Bank has committed to lend 75% of eligible accounts receivable up to $7 million through August 27, 1998. At January 31, 1998, the Company's borrowing availability under the line of credit was approximately $3,400,000. The line is subject to extension at the Bank's discretion. Under the Agreement borrowings under the credit facility bear interest at the Bank's prime rate. The Company is required to pay a commitment fee of one quarter percent on the unused commitment. The Bank may withdraw its commitment and declare any balances outstanding under the Agreement due and payable if an Event of Default, as defined in the Agreement, occurs.

         The Agreement contains certain provisions and restrictive covenants which, among other things, prohibit the payment of dividends, require minimum quick assets to current liabilities, minimum tangible net worth, minimum profitability, and minimum debt to net worth. Subsequent to January 31, 1998, the Company amended the Agreement to adjust certain financial covenants prospectively based upon a review of expected future operating performance.

8. COMMITMENTS

The Company leases facilities under non-cancelable operating leases expiring at various dates through 2012. Minimum annual rental commitments (net of non-cancelable subleases) as of January 31, 1998 are as follows:

Fiscal Year:
-----------------------------------------------------------
1999                                       $ 1,350,000
2000                                         1,279,000
2001                                         1,668,000
2002                                         1,489,000
2003                                         1,685,000
Thereafter                                  21,970,000
-----------------------------------------------------------
Total                                      $29,441,000
===========================================================

         Rent expense under all operating leases was $2,339,510, $1,223,406 and $740,878 for fiscal 1998, 1997 and 1996, respectively.

9. CONCENTRATION OF CREDIT RISK

         Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash equivalents, marketable securities and accounts receivable. The Company maintains excess cash in money market investments and U.S. Government securities with major financial institutions. These investments typically mature within 90 days. Marketable securities consist of U.S. Government debt securities generally maturing within one year. Historically, the Company has not recorded any losses related to these investments.

         The Company extends credit on open accounts to its customers and does not require collateral. The Company performs ongoing credit evaluations of all customers and establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

         As of January 31, 1998 and 1997, the three largest receivable balances including receivable from related party collectively represented approximately $2,345,000 or 27% and $4,573,000 or 31%, respectively, of total accounts receivable. As of January 31, 1998 and 1997, receivables from foreign customers were $3,363,000 and $6,537,000, respectively, or 53% and 44%, respectively, of total accounts receivable.

10. SUPPLEMENTAL CASH FLOW INFORMATION

Years ended January 31,                                  1998              1997              1996
------------------------------------------------------------------------------------------------------
Cash paid for:
Interest                                          $   141,686       $     6,808       $     1,081
Income taxes                                               --            31,691            22,833
NON-CASH ACTIVITIES
Receivable exchanged for accrued royalties          1,164,080           951,507           452,278
Assets received for software license fees           1,035,663         1,933,958           289,999
Receivable exchanged for cooperative
     marketing and other                                   --         1,835,290                --
Receivable exchanged for purchased
     software costs                                   415,000                --                --
Receivable exchanged for accrued
     commissions                                       83,120                --                --
Non-cash activities associated with
     Radish Communications acquisition
     Issuance of common stock                              --        37,861,713                --
     Acquired in-process R&D                               --        36,119,181                --
     Capitalized software development costs                --         1,518,499                --
     Purchased license fees                                --           879,504                --
     Stock purchase warrants                               --         3,770,939                --


11. EMPLOYEE BENEFITS

         The Company maintains a defined contribution plan covering all U.S. employees, which was established under Section 401(a) of the Internal Revenue Code. Eligible employees may voluntarily contribute a percentage of their annual pretax compensation. The Company is not required and has not contributed to the Plan since inception.

12. GEOGRAPHIC DATA AND MAJOR CUSTOMERS

         The Company operates in one industry segment: the development, marketing and support of call avoidance and system-level software. In fiscal 1998 two customers each accounted for approximately 13% of total revenue. In fiscal 1997 no customer accounted for more than 10% of total revenue. In fiscal 1996 two customers accounted for approximately 13% and 10% of total revenues. The customers included in these percentages vary from year to year.

         Export sales were $12,605,000, $12,387,000 and $6,990,000 for fiscal years 1998, 1997 and 1996, respectively.

Summarized information related to international operations is as follows:

Years ended January 31,                             1998                1997                1996
----------------------------------------------------------------------------------------------------
Sales to unaffiliated customers:
     United States                          $ 30,017,432        $ 27,281,169        $ 17,598,395
     Asia-Pacific                             12,520,327          10,895,813           6,707,222
     Other                                        84,873           1,490,863             282,970
----------------------------------------------------------------------------------------------------
Total sales to unaffiliated customers       $ 42,622,632        $ 39,667,845        $ 24,588,587
----------------------------------------------------------------------------------------------------
Operating (loss) income:
     United States                          $(19,762,521)       $(38,222,621)       $  4,494,432
     Asia-Pacific                              1,940,696           1,008,752             213,834
----------------------------------------------------------------------------------------------------
Total operating (loss) income               $(17,821,825)       $(37,213,869)       $  4,708,266
----------------------------------------------------------------------------------------------------
Identifiable assets:
     United States                          $ 23,495,157        $ 36,442,260        $ 25,272,420
     Asia-Pacific                             10,063,768           4,308,478           1,679,502
----------------------------------------------------------------------------------------------------
Total identifiable assets                   $ 33,558,925        $ 40,750,738        $ 26,951,922
----------------------------------------------------------------------------------------------------

13. ACQUIRED IN-PROCESS R&D AND OTHER CHARGES

         In fiscal 1997, the Company recorded a charge for acquired in-process R&D and other charges of approximately $46,456,000 which included $42,288,000 of costs associated with the acquisition of Radish and $4,168,000 of costs incurred to terminate certain foreign representative relationships and a minority interest participation agreement. See Note 14.

14. ACQUISITIONS

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

15. LITIGATION

         On March 3, 1998, a purported securities class action lawsuit was filed in the United States District Court for the District of Massachusetts against the Company and others, including certain officers and directors of the Company. The lawsuit alleges, among other things, that the Company, during a purported class period of January 25, 1996 through March 3, 1997, made misrepresentations and omissions to the investing public regarding its revenue, product development and business prospects in violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. Several additional complaints have been filed against the Company and others in subsequent weeks in the same federal court alleging similar claims. Seven of the complaints allege a longer class period ending February 5, 1998. The plaintiffs in these actions seek unspecified damages against the Company and other defendants. The Company believes that the allegations of the several complaints are without merit and it intends to defend these actions vigorously.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of SystemSoft Corporation:

         We have audited the accompanying consolidated balance sheets of SystemSoft Corporation and its Subsidiaries as of January 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended January 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SystemSoft Corporation and its Subsidiaries as of January 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 31, 1998, in conformity with generally accepted accounting principles.


                                    /s/ Coopers & Lybrand L.L.P.

Boston, Massachusetts
March 4, 1998, except as to the information presented in Note 15 for which the date is April 29, 1998

EXECUTIVE OFFICERS                                    DIRECTORS
ROBERT F. ANGELO                                      ROBERT N. GOLDMAN
Chief Executive Officer and                           President, Chief Executive Officer,
Chairman of the Board of Directors                    Chairman - Object Design, Inc.

DEBORAH M. BESEMER                                    W. FRANK KING, PH.D.
President, Chief Operating Officer and Director       President - PSW Technologies

PAUL J. PEDEVILLANO                                   DAVID J. MCNEFF
Executive Vice President and                          President - Boston Corporate Advisors
Chief Financial Officer

JONATHAN L. JOSEPH
Executive Vice President, Marketing




MARKET FOR COMMON STOCK
SystemSoft common stock is traded on NASDAQ under the symbol SYSF.

SEC FORM 10-K
A copy of the Company's annual report Form 10-K, as filed with the Securities and Exchange Commission, is available without charge upon written request to:
Investor Relations, SystemSoft Corporation, One Innovation Drive, Natick, MA 01760 508/651-0088

ANNUAL MEETING
The Annual Meeting of Stockholders will be held on July 1, 1998. A Notice of the meeting, together with a form of proxy and a proxy statement, will be mailed to all stockholders on or about May 22, 1998, at which time proxies will be solicited by the Board of Directors.

TRADEMARKS
SystemSoft, CardSoft and CardWizard are registered trademarks and SystemWizard, PowerProfiler, ACPI Builder are trademarks of SystemSoft Corporation. Microsoft and Windows are registered trademarks of Microsoft Corporation. All other trademarks, registered trademarks, or tradenames are the property of their respective holders.

STOCK PROFILE
As of January 31, 1998, there were approximately 395 stockholders of record of the Company's common stock with 26,807,443 shares outstanding. No dividends have been paid on the common stock since the Company's inception.

AUDITORS                              LEGAL COUNSEL                      WRITING
Coopers & Lybrand L.L.P.              Testa, Hurwitz & Thibeault, LLP    Wordscape Communications, Inc.
Boston, Massachusetts                 Boston, Massachusetts              Millis, Massachusetts

TRANSFER AGENT                        DESIGN/PHOTOILLUSTRATION           PHOTOGRAPHY
Boston EquiServe Limited Partnership  Polese Clancy                      John Earle
Canton, Massachusetts                 Boston, Massachusetts              Somerville, Massachusetts



Any statements that are not historical facts contained in this annual report are forward-looking statements that involve risks and uncertainties, including but not limited to, those relating to variances between actual and estimated costs and expenses, product demand, pricing, market acceptance, the effect of economic conditions, intellectual property rights and litigation and the outcome of governmental proceedings, competitive products, risks in product and technology development, the results of financing efforts, the ability to complete transactions, and other risks identified in the Company's Securities and Exchange Commission filings.


(C) 1998 SystemSoft Corporation. All rights reserved. Printed in the United States of America. Printed on recycled paper.